 Filed pursuant to General Instruction II.L. of Form F-10
 File Nos. 333-249132 and 333-249132-01
A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces of Canada, and with the U.S. Securities and Exchange Commission pursuant to an effective U.S. registration statement, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any U.S. state where the offer or sale is not permitted.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement together with the short form base shelf prospectus to which it relates dated October 6, 2020, as amended or supplemented, and each document incorporated by reference in the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus to which it relates, as amended or supplemented, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, Telephone: (416) 363-9491, and are also available electronically at www.sedar.com.
SUBJECT TO COMPLETION, DATED FEBRUARY 2, 2022
PRELIMINARY PROSPECTUS SUPPLEMENT
(To a Short Form Base Shelf Prospectus Dated October 6, 2020)
New Issue	February , 2022
BROOKFIELD FINANCE INC.
US$      3.900% Notes due January 25, 2028
      US$    % Notes due         , 2052
Fully and unconditionally guaranteed by Brookfield Asset Management Inc.
Brookfield Finance Inc. (“BFI”) is offering US$      aggregate principal amount of 3.900% notes due January 25, 2028 (the “2028 notes”) and US$      aggregate principal amount of    % notes due      , 2052 (the “2052 notes” and, together with the 2028 notes, the “notes”). BFI will pay interest on the 2028 notes each January 25 and July 25. BFI will pay interest on the 2052 notes each      and      . BFI will make the next scheduled interest payment on the 2028 notes on July 25, 2022. BFI will make the first interest payment on the 2052 notes on         , 2022. Unless BFI redeems the notes earlier, the 2028 notes will mature on January 25, 2028 and the 2052 notes will mature on          , 2052. BFI may redeem some or all of the notes of a series at any time at the applicable Redemption Price (as defined herein). BFI will be required to make an offer to purchase the notes of a series at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein) in respect of the notes of such series. BFI may also redeem all of the notes of a series at any time in the event that certain changes affecting Canadian income taxation occur. The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc. (the “Company” and collectively with its direct and indirect subsidiaries, including BFI, “Brookfield”).
As described under “Use of Proceeds” herein, Brookfield intends to allocate an amount equal to the net proceeds from the sale of the 2052 notes to the financing and/or refinancing of Eligible Investments (as defined herein).
BFI currently has outstanding US$650,000,000 aggregate principal amount of the 2028 notes (the “original 2028 notes”). The 2028 notes offered hereby have the same terms as the original 2028 notes, except for the issue date, the issue price and the first payment of interest thereon. The 2028 notes offered under this prospectus supplement will have the same CUSIP number as the original 2028 notes and will trade interchangeably with such notes immediately upon settlement. Upon closing of this offering, the aggregate principal amount of the 2028 notes, together with the original 2028 notes, and assuming all 2028 notes offered hereby are sold, will be US$      .
The 2052 notes are a new series of securities with no established trading market. The notes are not and will not be listed on a securities exchange or quotation system and consequently, there is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation. See “Risk Factors”.
(continued on next page)

(continued from cover)
Investing in the notes involves risks. See “Risk Factors” beginning on page S-5.
	Per 2028 Note	Total 2028 Notes	Per 2052 Note	Total 2052 Notes
Public Offering Price(1)	%(2)	US$ (2)%		US$
Underwriting Fees	%	US$	%	US$
Proceeds to BFI (before expenses)%		US$	%	US$

(1)
The effective yield of the 2028 notes, if held to January 25, 2028, will be    %, and the effective yield of the 2052 notes, if held to      , 2052 will be    %.

(2)
Plus accrued interest from and including January 25, 2022 to, but excluding, the date of delivery, in the amount of US$      . Accrued interest must be paid by the purchasers of the 2028 notes.

Interest on the 2028 notes will accrue from January 25, 2022. Interest on the 2052 notes will accrue from      , 2022. The offering prices of the notes will be payable in U.S. dollars.
This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and thus may not be comparable to financial statements of U.S. companies prepared in conformity with accounting principles generally accepted in the United States.
Prospective investors should be aware that the acquisition of the notes may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in Canada or are residents in, or citizens of, the United States may not be described fully in this prospectus supplement and the accompanying base shelf prospectus. Prospective investors should consult their own tax advisors with respect to their particular circumstances. Prospective investors should read the risk factors and tax discussion beginning on pages S-7 and S-33, respectively.
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that BFI and the Company are incorporated under the laws of the Province of Ontario, that some or all of BFI’s and the Company’s officers and directors may be residents of Canada, that some or all of the underwriters or experts named in this prospectus supplement and the accompanying base shelf prospectus may be residents of Canada and that such persons and all or a substantial portion of BFI’s and the Company’s assets may be located outside the United States.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Citigroup Global Markets Inc. and SMBC Nikko Securities America, Inc. (the “underwriters”), as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by BFI and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting”. This offering will be made in Canada by Citigroup Global Markets Canada Inc., a broker-dealer affiliate of Citigroup Global Markets Inc. SMBC Nikko Securities America, Inc., whom we refer to in this prospectus supplement as an underwriter, will not offer the notes offered hereby in Canada. In connection with this offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the notes at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. In certain circumstances, the underwriters may offer the notes at a price lower than stated above. See “Underwriting”.
Delivery of the notes, in book-entry form only, will be made through The Depository Trust Company on or about        , 2022.
BFI’s head and registered office is at Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3.
Joint Book-Running Managers
Citigroup	SMBC Nikko

Prospectus Supplement
Page
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE SHELF PROSPECTUS	S-ii
DOCUMENTS INCORPORATED BY REFERENCE	S-ii
CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION	S-iii
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES	S-iv
PRESENTATION OF FINANCIAL INFORMATION	S-iv
EXCHANGE RATE DATA	S-v

Base Shelf Prospectus

You should rely only on the information contained in or incorporated by reference in this prospectus supplement (the “prospectus supplement”), together with the accompanying base shelf prospectus dated October 6, 2020 (the “base shelf prospectus”). We have not authorized anyone to provide you with information that is different. You should not assume that the information contained in this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement. This document may only be used where it is legal to sell the notes.
S-i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND
THE ACCOMPANYING BASE SHELF PROSPECTUS
This document is in two parts. The first is this prospectus supplement, which describes the specific terms of the notes. The second part, the accompanying base shelf prospectus, gives more general information, some of which may not apply to the notes. Generally, the term “Prospectus” refers to both parts combined.
As used in this prospectus supplement, unless the context otherwise indicates, references to the “Company” refer to Brookfield Asset Management Inc. and references to “we”, “us”, “our” and “Brookfield” refer to the Company and its direct and indirect subsidiaries, including BFI.
If the description of the notes varies between this prospectus supplement and the accompanying base shelf prospectus, you should rely on the information in this prospectus supplement.
DOCUMENTS INCORPORATED BY REFERENCE
This prospectus supplement is deemed to be incorporated by reference in the accompanying base shelf prospectus solely for the purpose of the notes offered hereunder.
The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus:
(a)
the Company’s annual information form for the financial year ended December 31, 2020, dated March 23, 2021 (the “AIF”), filed as exhibit 99.1 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2020, as amended by Amendment No. 1 on Form 40-F/A dated March 26, 2021 (the “Annual Report on Form 40-F”);

(b)
the Company’s audited comparative consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2020 and 2019, together with the accompanying report of independent registered public accounting firm thereon (the “Annual Financial Statements”), filed as exhibit 99.2 to the Annual Report on Form 40-F;

(c)
the management’s discussion and analysis of the Company for the fiscal years ended December 31, 2020 and 2019 (the “MD&A”), filed as exhibit 99.2 to the Annual Report on Form 40-F;

(d)
the Company’s unaudited comparative interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020, filed as Exhibit 99.1 to the Company’s Form 6-K dated November 15, 2021;

(e)
the management’s discussion and analysis of the Company for the three and nine months ended September 30, 2021 and 2020 (the “Interim MD&A”), filed as Exhibit 99.1 to the Company’s Form 6-K dated November 15, 2021;

(f)
the Company’s management information circular, dated April 30, 2021, filed as Exhibit 99.2 to the Company’s Form 6-K dated May 12, 2021;

(g)
the template version (as defined in National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”)) of the preliminary term sheet for the notes dated           , 2022, filed on SEDAR on            , 2022 and filed with the SEC as Exhibit 99.1 to the Form 6-K filed by the Company on           , 2022 in connection with the issuance of the notes (the “Preliminary Term Sheet”); and

(h)
the template version of the final term sheet for the notes dated           , 2022, filed on SEDAR on           , 2022 and to be filed by the Company with the SEC as Exhibit 99.1 to a Form 6-K on           , 2022 in connection with the issuance of the notes (the “Final Term Sheet” and, together with the Preliminary Term Sheet, the “Marketing Materials”).

The Marketing Materials are not part of this Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this prospectus supplement.
All of the Company’s documents of the type described in Item 11.1 of Form 44-101F1 — Short Form Prospectus (as defined in NI 41-101), and any “template version” of “marketing materials” (each as
S-ii

defined in NI 41-101), which are required to be filed by the Company or BFI with the securities regulatory authorities in Canada, and filed with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus supplement.
We will provide to each person to whom this Prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this Prospectus, upon written or oral request, without charge, at the office of the Corporate Secretary of the Company at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, Telephone: (416) 363-9491.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus and the documents incorporated by reference herein contain forward looking-information and other “forward-looking statements” within the meaning of Canadian and United States securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, including, but not limited to, statements that reflect management’s expectations regarding the offering and the anticipated use of proceeds thereof, and the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
The words “expects,” “likely,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”, which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The forward-looking statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond Brookfield’s control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of COVID-19 and related global economic uncertainty; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; (vi) the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vii) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (viii) the ability to appropriately manage human capital; (ix) the effect of applying future accounting changes; (x) business competition; (xi) operational and reputational risks; (xii) technological
S-iii

change; (xiii) changes in government regulation and legislation within the countries in which we operate; (xiv) governmental investigations; (xv) litigation; (xvi) changes in tax laws; (xvii) ability to collect amounts owed; (xviii) catastrophic events, such as earthquakes, hurricanes, and pandemics/epidemics; (xix) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xx) the introduction, withdrawal, success and timing of business initiatives and strategies; (xxi) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxii) health, safety and environmental risks; (xxiii) the maintenance of adequate insurance coverage; (xxiv) the existence of information barriers between certain businesses within our asset management operations; (xxv) risks specific to our business segments, including real estate, renewable power and transition, infrastructure, private equity, and other alternatives, including credit; and (xxvi) other risks and factors detailed in this Prospectus under the heading “Risk Factors” as well as in the AIF under the heading “Business Environment and Risks”, the MD&A under the heading “Part 6 — Business Environment and Risks” and the risks included in the Interim MD&A, each incorporated by reference in this Prospectus, as well as in other documents filed by Brookfield from time to time with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. Nonetheless, all of the forward-looking statements contained in this Prospectus or in documents incorporated by reference herein are qualified by these cautionary statements. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
The Company prepares its financial statements in accordance with IFRS. We disclose a number of financial measures in this Prospectus and the documents incorporated by reference herein that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included on page 116 of the MD&A and page 56 of the Interim MD&A, each incorporated by reference herein and available electronically under the Company’s SEDAR profile at www.sedar.com.
PRESENTATION OF FINANCIAL INFORMATION
The Company publishes its consolidated financial statements in United States dollars. In this prospectus supplement, unless otherwise specified or where the context otherwise requires, all dollar amounts are expressed in United States dollars and references to “US$”, “U.S. dollars” and “$” are to United States dollars and references to “Cdn$” are to Canadian dollars.
The Company presents its financial statements in accordance with IFRS.
S-iv

EXCHANGE RATE DATA
The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars:
	Year Ended December 31, 2020	Nine Months Ended September 30, 2021
Low	0.6898	0.7778
High	0.7863	0.8306
Period End	0.7854	0.7849
Average	0.7461	0.7994
On           , 2022, the buying rate (as reported by the Bank of Canada) was Cdn$1.00 = US$      .
S-v

SUMMARY
The Company
Brookfield is a leading global alternative asset manager with approximately US$690 billion in assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world - including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. The Company’s Class A Limited Voting Shares (the “Class A Shares”) are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BAM” and “BAM.A”, respectively.
Brookfield Finance Inc.
BFI was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is an indirect wholly-owned subsidiary of the Company. As of the date hereof, BFI has issued or become an obligor under approximately US$6.2 billion of unsecured senior debt securities (the “existing BFI senior notes”). Each series of existing BFI senior notes constitutes unsecured, unsubordinated senior obligations of BFI, and accordingly, will rank equally with the notes offered hereby and the guarantee of the Company thereof, respectively.

The Offering
The following is a brief summary of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying base shelf prospectus.
Issuer
Brookfield Finance Inc.
Guarantor
Brookfield Asset Management Inc.
Guarantee
The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.
Guarantor’s Ticker
BAMACN
Securities Offered
US$      principal amount of 3.900% notes due January 25, 2028 (US$      total outstanding 2028 notes, including the original 2028 notes) and US$      principal amount of    % notes due           , 2052.
Format
SEC registered.
Issue and Delivery Date
           , 2022.
Maturity Date
The 2028 notes will mature on January 25, 2028 and the 2052 notes will mature on           , 2052.
Interest Rate
The 2028 notes will bear interest at a rate of 3.900% per annum and the 2052 notes will bear interest at a rate of    % per annum.
Yield
The effective yield of the 2028 notes will be    % per annum if held to maturity and the effective yield of the 2052 notes will be    % per annum if held to maturity.
Interest Payment Dates
Interest on the 2028 notes will be payable on January 25 and July 25 of each year, beginning with the next scheduled interest payment on July 25, 2022. Interest on the 2052 notes will be payable on      and      of each year, beginning on           , 2022.
CUSIP/ISIN
11271L AC6 / US11271LAC63 for the 2028 notes.      /          for the 2052 notes.
Rank
The notes will rank equally with any existing and any future unsecured, unsubordinated senior obligations of BFI. BFI has not issued or become an obligor under any unsecured senior debt securities since its inception other than the existing BFI senior notes. The notes will be fully and unconditionally guaranteed by the Company and such guarantee will rank equally with the Company’s other unsecured, unsubordinated senior obligations and will effectively be subordinated to all existing and future liabilities of the Company’s subsidiaries (other than BFI, to the extent of any of its indebtedness that is guaranteed by the Company on parity with the Company’s guarantee of the notes offered hereby).
Redemption
The notes are redeemable, at any time at BFI’s option, at the redemption prices set forth under the heading “Description of the Notes — Redemption and Repurchase”. The notes are also redeemable in the event of certain changes affecting Canadian withholding tax, as more fully described under “Description of the Notes — Redemption for Changes in Canadian Withholding Taxes”.
Further Issues
BFI may from time to time, without the consent of the holders of the 2028 notes but with the consent of the Company, create and issue further 2028 notes having the same terms and conditions in all respects as the 2028 notes being offered hereby and the original 2028 notes, except for the issue date, the issue price and the first payment of interest thereon. Additional 2028 notes issued in this manner will be consolidated with and will form a single series with the 2028 notes being offered hereby and the original 2028 notes; provided that if such additional notes are not fungible with the 2028 notes offered hereby and the original 2028 notes for U.S. federal income tax purposes, then such additional 2028 notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the 2028 notes offered hereby and the original 2028 notes.
BFI may from time to time, without the consent of the holders of the 2052 notes but with the consent of the Company, create and issue further 2052 notes having the same terms and conditions in all respects as the 2052 notes, except for the issue date, the issue price and the first payment of interest thereon. Additional 2052 notes issued in this manner will be consolidated with and will form a single series with the 2052 notes offered hereby; provided that if such additional notes are not fungible with the 2052 notes offered hereby for U.S. federal income tax purposes, then such additional 2052 notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the 2052 notes offered hereby.
Use of Proceeds
The net proceeds from the sale of the 2028 notes will be used for general corporate purposes. Brookfield intends to allocate an amount equal to the net proceeds from the sale of the 2052 notes to the financing and/or refinancing of Eligible Investments. Pending such allocation, the net proceeds from the sale of the 2052 notes will be temporarily used for general corporate purposes. See “Use of Proceeds”.
Form and Denominations
The notes will be represented by one or more fully-registered global securities registered in the name of a nominee of The Depository Trust Company. Beneficial interests in those fully-registered global securities will be in initial denominations of US$2,000 and subsequent multiples of US$1,000. Except as described under “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying base shelf prospectus, notes in definitive form will not be issued.
Change of Control
BFI will be required to make an offer to purchase the notes of a series at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein) in respect of the notes of such series. See “Description of the Notes — Change of Control”.
Certain Covenants
The Indentures (as defined herein) governing the notes contain covenants that, among other things, restrict the ability of the Company and/or BFI to:
•
create certain liens; and

•
consolidate, merge with a third party or transfer all or substantially all of its assets.

These covenants are subject to important exceptions and qualifications which are described under “Description of Debt Securities” in the accompanying base shelf prospectus and “Description of Notes” in this prospectus supplement.

Risk Factors
Investment in the notes involves certain risks. You should carefully consider the information in the “Risk Factors” section of this prospectus supplement and all other information included in this Prospectus and the documents incorporated by reference in this Prospectus before investing in the notes.
Governing Law
New York

RISK FACTORS
An investment in the notes is subject to a number of risks. Before deciding whether to invest in the notes, investors should consider carefully the risks set forth below and in the information incorporated by reference in this Prospectus. Specific reference is made to the section entitled “Part 6 — Business Environment and Risks” in the MD&A and the section entitled “Business Environment and Risks” in the AIF, each of which are incorporated by reference in this prospectus supplement.
The notes are unsecured and will rank equal in right of payment to BFI’s existing and future unsecured, unsubordinated senior indebtedness, and will be effectively subordinated to any of BFI’s future secured indebtedness.
The notes will not be secured by any assets of the Company or BFI. Therefore, holders of secured indebtedness of the Company or BFI would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of the relevant notes and would have a claim that ranks equal with the claim of holders of the relevant notes to the extent that such security did not satisfy the secured indebtedness. Furthermore, although covenants given by the Company in various agreements may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred.
The notes will rank equal in right of payment to BFI’s existing and future unsecured, unsubordinated senior indebtedness. BFI issued or became an obligor under (as the case may be) the existing BFI senior notes, which are in an aggregate principal amount of approximately US$6.2 billion and such indebtedness will rank equally to the notes offered hereby. In addition, the notes will be effectively subordinated in right of payment to any of BFI’s future secured indebtedness, to the extent of the value of the assets securing such indebtedness. BFI will not be restricted in its ability to make investments or incur debt.
The Guarantee Obligations (as defined herein) are unsecured and effectively subordinated in right of payment to all of the Company’s existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness. The Indentures do not restrict the Company’s or BFI’s ability to incur additional indebtedness, including secured indebtedness generally, which would have a prior claim on the assets securing that indebtedness. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the Company or BFI, their respective assets that serve as collateral for any secured indebtedness would be made available to satisfy their respective obligations to secured creditors before any payments are made on the notes or the Guarantee Obligations. See “Description of the Notes — General”.
BFI’s reliance on the Company.
BFI may not have assets, property or operations other than the debt securities it issues (including the existing BFI senior notes and the notes offered hereby) and the investments it makes with the net proceeds of such debt securities. BFI is not and will not be restricted in its ability to make investments or incur debt. The holders of the notes are relying principally on the full and unconditional guarantee of the notes provided by the Company and the financial position and creditworthiness of the Company in order to receive the repayment of the interest and other amounts owing under and in respect of the notes. The financial position and creditworthiness of the Company is subject to the risks noted in this Prospectus and in the documents incorporated by reference into this Prospectus.
The Guarantee Obligations are effectively subordinated to all liabilities of the Company’s subsidiaries other than BFI.
None of the Company’s subsidiaries has guaranteed or otherwise become obligated with respect to the notes, other than BFI. Accordingly, the Company’s right to receive assets from any of its subsidiaries upon such subsidiary’s bankruptcy, liquidation or reorganization and the right of holders of the notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors.
The Company’s reliance on its subsidiaries.
The Company conducts a significant amount of its operations through subsidiaries. Although the notes are senior obligations of the Company (pursuant to its guarantee), they are effectively subordinated to all existing and future liabilities of the Company’s consolidated subsidiaries (other than BFI, to the extent any of its indebtedness that is guaranteed by the Company on parity with the Company’s guarantee of the notes offered hereby) and operating companies. The Indenture does not restrict the ability of the Company’s subsidiaries (including BFI) to incur additional indebtedness. As the Company conducts a significant amount of its operations through subsidiaries, the Company’s ability to pay the indebtedness owing by it under or in respect of the guarantee of the notes is dependent on dividends and other distributions it receives from subsidiaries and major investments. Certain of the instruments governing the indebtedness of the companies in which the Company has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances.
Foreign currency risks.
The notes are denominated in United States dollars. Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in the notes. The notes may not be an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.
Interest rate risks.
Prevailing interest rates may affect the market price or value of the notes. The market price or value of the notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.
The notes may be redeemed at any time at BFI’s option.
BFI may choose to redeem the notes of either series from time to time, especially when prevailing interest rates are lower than the rate borne by the notes of such series. If prevailing rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed. BFI’s redemption right also may adversely impact a purchaser’s ability to sell notes as the optional redemption date or period approaches and/or may adversely impact the price at which notes can be sold.
The 2052 notes may not be a suitable investment for all investors seeking exposure to green assets.
We intend to allocate an amount equal to the net proceeds from the sale of the 2052 notes to the financing and/or refinancing of recently completed and future Eligible Investments. However, we will retain broad discretion over the use or allocation of the net proceeds from the sale of the 2052 notes and you may not agree with the ultimate use or allocation of these net proceeds.
Neither we nor the underwriters can provide any assurance that any Eligible Investments will satisfy investor criteria and expectations regarding environmental impact and sustainability performance. In particular, no assurance is given that the use or allocation of such proceeds for any Eligible Investments will satisfy, whether in whole or in part, any present or future investor expectations or requirements regarding any investment criteria or guidelines with which such investor or its investments are required to comply, whether by any present or future applicable laws or regulations or by its own bylaws or other governing rules or investment portfolio mandates (in particular with regard to any direct or indirect environmental, sustainability or social impact of any projects or uses, which are the subject of or related to, the relevant Eligible Investments). Adverse environmental or social impacts may occur during the design, construction and operation of the projects or the projects may become controversial or criticized by activist groups or other stakeholders. In addition, although we intend to limit the use or allocation of the net proceeds from this offering to Eligible Investments, there can be no assurance that one or more Eligible Investments that we expect will receive certification, including LEED, BREEAM, IREM (as each is defined herein), ENERGY STAR, BOMA 360 or equivalent certifications in respect of development, redevelopment or tenant improvement projects, will actually receive such certification.

In addition, we have agreed to certain use of proceeds and reporting requirements as described in “Use of Proceeds”; however, we are not obligated to comply with such requirements under the terms of the 2052 notes. Furthermore, a withdrawal of the Framework Report (as defined in “Use of Proceeds”) may affect the value of the 2052 notes and/or may have consequences for certain investors with portfolio mandates to invest in green assets.
Changes in our credit ratings may adversely affect the value of the notes.
Our long-term debt is subject to periodic review by independent credit rating agencies. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. Ratings of the notes are not recommendations to buy, sell or hold the notes. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, are likely to adversely affect the market value of the notes and could increase our corporate borrowing costs. In this circumstance, no person or entity is obliged to provide any additional support or credit enhancement with respect to the notes.
There may not be a trading market for the 2028 notes. There is no existing trading market for the 2052 notes.
Although the 2028 notes will become part of the same series as the outstanding original 2028 notes, we cannot assure you that there will be an active trading market for the 2028 notes. The 2052 notes will be a new issue of securities with no established trading market. The notes are not and will not be listed on a securities exchange or quotation system and consequently there is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement. Future trading prices of the notes will depend on many factors, including but not limited to prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the market for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:
•
time remaining to the maturity of the notes;

•
outstanding amount of the notes;

•
the terms related to the optional redemption of the notes; and

•
level, direction and volatility of market interest rates generally.

There can be no assurance that an active trading market will exist for the 2028 notes or develop for the 2052 notes after the offering or, if developed, that such markets will be sustained. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation.
BFI may be unable to repurchase the notes upon a Change of Control Triggering Event.
Upon the occurrence of a Change of Control Triggering Event with respect to the notes of a series, subject to certain conditions, BFI will be required to make an offer to repurchase all outstanding notes of such series at 101% of their principal amount, plus accrued and unpaid interest. See “Description of the Notes — Change of Control” in this prospectus supplement. The source of funds for such a repurchase will be our available cash or cash generated from our subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Triggering Event to make required repurchases of notes tendered. In addition, the terms of certain of our other existing indebtedness provide that certain change of control events will require us to make an offer to repurchase such outstanding indebtedness. Our future debt instruments may contain similar provisions. It is possible that we will not have sufficient funds at the time of any Change of Control Triggering Event to complete the required repurchase of the notes and, if applicable, our other indebtedness.

USE OF PROCEEDS
The net proceeds from this offering, after deducting the underwriters’ fees and the estimated expenses of the offering of US$      , will be US$      , excluding accrued interest on the 2028 notes to be paid by the purchasers of the 2028 notes in the amount of US$      .
We expect that the sales of the 2028 notes and the 2052 notes will take place concurrently. However, the sales of the 2028 notes and the 2052 notes are not conditional upon each other, and we may consummate the sale of notes of one series and not the other.
The net proceeds from the sale of the 2028 notes will be used for general corporate purposes. Brookfield intends to allocate an amount equal to the net proceeds from the sale of the 2052 notes to the financing and/or refinancing of Eligible Investments. Pending such allocation, the net proceeds from the sale of the 2052 notes will be temporarily used for general corporate purposes.
“Eligible Investments” will generally fall into the categories outlined in the table below. The look-back period for Eligible Investments will be up to 36 months prior to the date of issuance. Our Framework Report also permits us to refinance Eligible Investments.
Area	Eligible Categories
Green Buildings	Investments in energy efficient buildings or efficiency improvements such as:

(i)
New Developments: New class A development properties that have received or are expected to receive LEED Gold(1) or higher Certification, BREEAM(2) Excellent or higher certification, ENERGY STAR Certification for Buildings (Score of 85 or higher), or BOMA 360 certification;

(ii)
Redevelopments: Existing class A redevelopment properties that have received or are expected to receive LEED Gold(1) or higher Certification, BREEAM(2) Excellent or higher certification, ENERGY STAR Certification for Buildings (Score of 85 or higher), or BOMA 360 certification;

(iii)
Tenant Improvements: Tenant improvements that have received or are expected to receive LEED Gold(1) or higher Certification, BREEAM(2) Excellent or higher certification, ENERGY STAR Certification for Buildings (Score of 85 or higher), or BOMA 360 certification; and

(iv) Other projects that materially (>20%) reduce energy consumption, reduce carbon emission, and/or reduce water usage for a new development, a redevelopment, or an existing property.
Renewable Energy Generation	Investments that help supply energy from renewable and low carbon sources, such as:
(i) Construction of new solar energy facilities, maintenance, refurbishment or repowering of existing solar energy facilities and acquisition of solar energy facilities or businesses;
(ii) Construction of new wind energy facilities, maintenance, refurbishment or repowering of existing wind energy facilities and acquisition of wind energy facilities or businesses;

(iii)
Construction of new run-of-river and other hydroelectricity facilities(3), refurbishment, modernization, and/or maintenance of existing hydroelectricity facilities with the purpose of increasing generation efficiency, operational lifespan and/or renewable energy output while maintaining or improving the level of operational safety and acquisition of hydroelectricity facilities or businesses, including pumped storage assets;

Area	Eligible Categories
(iv) Construction of new biomass facilities(4), maintenance, refurbishment or repowering of existing biomass facilities and acquisition of biomass facilities or businesses;

(v)
Construction of new green hydrogen(5) production facilities, refurbishment, modernization, and/or maintenance of existing green hydrogen facilities with the purpose of increasing generation efficiency, operational life span and/or renewable energy output while maintaining or improving the level of operational safety and construction of new green hydrogen distribution networks;

(vi)
Construction of new renewable natural gas facilities(6) which use biogenic methane sourced from agricultural byproducts as source of energy generation, and refurbishment, modernization, and/or maintenance of existing green renewable natural gas energy facilities with the purpose of increasing generation efficiency, operational life span and/or renewable energy output while maintaining or improving the level of operational safety;

(vii) The purchase of renewable energy pursuant to power purchase agreements or virtual power purchase agreements;
(viii) Expenditures and/or investments related to the transmission or distribution of renewable energy sources; and
(ix) Projects that increase the consumption of renewable versus non-renewable energy sources.
Energy Efficiency and Management	Investments that help reduce greenhouse gas emissions by:
(i) Developing or acquiring energy/battery storage technologies or assets for renewable power generation;
(ii) Installing solar roofs on residential and commercial real estate;
(iii) Developing, expanding, or acquiring direct-air carbon or methane capture and storage projects;
(iv) Scaling up or expansion of proven green steel production(7);
(v) Developing, expanding, or acquiring EV charging infrastructure;
(vi) Developing or expanding the production of EV drivetrains; and
(vii) Reducing locomotive emissions for rail systems that meet the emission threshold of <50gCO2e/p-km for passenger rail and <25gCO2/t-km for freight transport.
Sustainable Water and Waste Management	Investments towards sustainable water and waste management such as:
(i) Water production, treatment and/or distribution;
(ii) Collection and treatment of sewage and waste; and
(iii) Domestic waste and commercial waste recycling facilities.

(1)
Leadership in Energy and Environmental Design (“LEED”) is a voluntary, third party building certification process developed by the U.S. Green Building Council (“USGBC”), a non-profit organization. The USGBC developed the LEED certification process to (i) evaluate the environmental performance from a whole building perspective over a building’s life cycle, (ii) provide a definitive standard for what constitutes a “green building,” (iii) enhance environmental awareness among architects and building contractors, and (iv) encourage the design and construction of energy efficient, water conserving buildings that use sustainable or green resources and materials.

(2)
BREEAM, which is published by Building Research Establishment Ltd., is an international scheme that provides independent third party certification of the assessment of the sustainability performance of individual buildings, communities and infrastructure projects. Assessment and certification can take place at a number of stages in the built environment life cycle, from design and construction through to operation and refurbishment. In the case of BREEAM, third party certification involves the checking — by impartial experts — of the assessment of a building or project by a qualified and licensed BREEAM assessor to ensure that it meets the quality and performance standards of the scheme.
(3)
To determine if construction of other hydroelectricity facilities > 25 MW constitute an Eligible Investment, Brookfield will assess the size, location, carbon intensity scoring and risk (including environmental and social risks). The Company will screen out investments that have carbon emissions of >100gCO2e/KWh or reservoir power density of <5W/m2. The Company’s assessment will be subject to review by a reputable third party.

(4)
Biomass generation feedstock will be limited to sources that do not deplete existing terrestrial carbon pools, such as agricultural or forestry residue.

(5)
Green hydrogen will be produced through electrolysis powered by renewable energy sources.

(6)
Renewable gas facilities refer to natural gas generation facilities which source natural gas from waste biomass that have been recognized as sustainable from a reputable third party.

(7)
Green steel production refers to steel production that uses scrap steel and electric arc furnace powered by renewable energy.

Process for Project Evaluation and Selection
Our Capital Markets and Treasury (“CMT”) team will be responsible for determining if an investment is an Eligible Investment. The CMT team will verify the suitability and eligibility of such investments in collaboration with internal experts and stakeholders, including our in-house sustainability team and affiliates of the Company.
Eligibility of investments will be evaluated based on several criteria, such as financial, technical/operating, market, legal and environmental, social and governance risks. In addition, investments are monitored for adherence to our Code of Business Conduct and Ethics.
Management of Proceeds of the Offering
The net proceeds of the sale of the notes will be deposited into a general account and an amount equal to the net proceeds will be earmarked for allocation to Eligible Investments. The Company has established a register to record on an ongoing basis the allocation of the net proceeds to Eligible Investments.
Reporting
The Company will provide annual updates to investors until the proceeds from the issuance of green bonds and preferred securities are fully disbursed on Eligible Investments. The updates will be published in the Company’s green bond report (the “Green Bond Report”) and made available on its website, which will contain information on its green bond and preferred securities program, including amounts disbursed on Eligible Investments and the balance of unused proceeds. The Company will incorporate the disbursements of net proceeds by eligible category and provide examples of investments being financed with green bonds and preferred securities proceeds until all such proceeds have been disbursed. Where feasible, the Green Bond Report will include qualitative and quantitative impact indicators. The Green Bond Report and the information found on, or accessible through, the Company’s website is not incorporated into and does not form a part of this prospectus supplement.
Green Bond Principles, 2021 and External Review
The Green Bond Principles, 2021 (the “Green Bond Principles”) are a set of voluntary guidelines issued by the International Capital Market Association (ICMA) for the issuance of green securities developed by a committee made up of issuers, investors and intermediaries in the green finance market and are intended to promote integrity in the green finance market through guidelines that recommend transparency, disclosure and reporting. The Green Bond Principles have four components: (i) use of proceeds (ii) process for project evaluation and selection, (iii) management of proceeds, and (iv) reporting on the use of proceeds. The Company believes it is in alignment with the four core components of the Green Bond Principles.
Pursuant to the recommendation in the Green Bond Principles that issuers use external assurance to confirm their alignment with the key features of the Green Bond Principles, at the Company’s request, an outside consultant has issued a second party opinion in relation to its compliance under the Brookfield Asset Management Green Bond and Preferred Securities Framework dated November 2021 (the “Framework Report”). The Framework Report is not incorporated into, and does not form part of, this prospectus supplement. Neither the Company nor the underwriters make any representation as to the suitability of the Framework Report. The Framework Report is not a recommendation to buy, sell or hold securities and is only current as of the date it was initially issued.
On an annual basis, the Company intends to appoint a qualified independent accountant to examine the disbursements of the green bond and preferred securities net proceeds to eligible investments described in the Framework Report. This examination will be published alongside the Company’s annual Green Bond Report.

EARNINGS COVERAGE RATIOS OF THE COMPANY
The Company’s borrowing cost requirements for the 12-month periods ended December 31, 2020 and September 30, 2021 amounted to US$      million and US$      million, respectively, after giving effect to (i) the issuance of the notes, (ii) the issuance by BFI of US$250 million principal amount of 3.500% senior unsecured notes due March 30, 2051 (the “2051 notes”), (iii) the issuance by Brookfield Finance I (UK) plc (the “UK Issuer”) of US$600 million principal amount of 2.340% senior unsecured notes due January 30, 2032, (iv) the issuance by BFI of US$500 million principal amount of 2.724% notes due April 15, 2031 (the “2031 notes”), (v) the redemption of Cdn$600 million principal amount of 4.54% notes due March 31, 2023 issued by the Company, (vi) the issuance by the UK Issuer of US$230 million principal amount of 4.50% perpetual subordinated notes, (vii) the issuance by BFI of US$400 million principal amount of 4.625% subordinated notes due October 16, 2080, (viii) the issuance by BFI of US$500 million of 2051 notes, (ix) the issuance by BFI of US$750 million principal amount of 4.350% notes due April 15, 2030, (x) the issuance by Brookfield Finance LLC of US$600 million principal amount of 3.450% notes due April 15, 2050 and (xi) the redemption of Cdn$350 million principal amount of the Company’s 5.30% notes due March 1, 2021, as if each such issuance or redemption had occurred on January 1, 2020 (collectively, the “Adjustments”). Net income attributable to shareholders before borrowing costs and income taxes for the 12-month periods ended December 31, 2020 and September 30, 2021 was US$      million and US$      million, respectively, which is approximately      times and      times the Company’s borrowing cost requirements for the respective periods, after giving effect to the Adjustments.
The earnings coverage ratios set forth above were calculated based on financial information prepared in accordance with IFRS.

CONSOLIDATED CAPITALIZATION OF THE COMPANY
The following table sets forth the consolidated capitalization of the Company (i) as at September 30, 2021 and (ii) as at September 30, 2021 as adjusted to give effect to the issuance of the notes hereunder. For further disclosures in respect of consolidated capitalization, please see the Company’s management’s discussion and analysis of the Company for the fiscal years ended December 31, 2020 and 2019 and the management’s discussion and analysis of the Company for the nine months ended September 30, 2021 and 2020, which are incorporated by reference in this Prospectus.
	As at September 30, 2021
	Actual	As adjusted
	(US$ amounts in millions)
Corporate borrowings	$10,309	$
Non-recourse borrowings
Property-specific borrowings	142,795		142,795
Subsidiary borrowings	13,370		13,370
Accounts payable and other	52,087		52,087
Liabilities associated with assets classified as held for sale	1,773		1,773
Deferred income tax liabilities	17,729		17,729
Subsidiary equity obligations	3,790		3,790
Equity
Non-controlling interests	80,618		80,618
Preferred equity	4,145		4,145
Common equity	38,808		38,808
Total capitalization	$365,424	$

DESCRIPTION OF THE NOTES
The following description of the particular terms and provisions of the notes supplements and, to the extent inconsistent therewith, replaces, the description of the Debt Securities set forth in the accompanying base shelf prospectus under “Description of Debt Securities”, to which reference is hereby made. Other capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the accompanying base shelf prospectus or in the 2028 Indenture or the 2052 Indenture, as applicable (each as defined herein). Unless otherwise indicated, defined terms set forth in the following subsections entitled “— 2028 Notes” relate solely to the 2028 notes and defined terms set forth in the following subsections entitled “— 2052 Notes” relate solely to the 2052 notes.
The 2028 notes will be issued on the same terms and conditions as the original 2028 notes, except for the issue date, the issue price and the first payment of interest thereon, under the third supplemental indenture, dated as of January 17, 2018 (the “Third Supplemental Indenture”) to the base indenture dated as of June 2, 2016 (the “Base Indenture”), between BFI, the Company, as guarantor, and Computershare Trust Company of Canada, as trustee (the “Trustee”), as supplemented by a supplemental indenture thereto to be dated as of the date of the issuance of the 2028 notes (the “Supplemented Third Supplemental Indenture” and together with the Base Indenture, the “2028 Indenture”). The 2052 notes will be issued as a separate series of debt securities under an eighth supplemental indenture to be dated as of the date of the issuance of the 2052 notes to the Base Indenture (the “Eighth Supplemental Indenture” and together with the Base Indenture, the “2052 Indenture”) between BFI, the Company, as guarantor, and the Trustee. The 2028 Indenture and the 2052 Indenture are hereinafter together referred to as the “Indentures”. For a description of the rights attaching to different series of Debt Securities under the Indentures, see “Description of Debt Securities” in the accompanying base shelf prospectus. The Indentures are subject to the provisions of the Business Corporations Act (Ontario). The following statements relating to the notes and the Indentures are summaries and should be read in conjunction with the statements under “Description of Debt Securities” in the accompanying base shelf prospectus. Such information does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the notes and the Indentures, including the definition of certain terms therein. It is the Indentures, and not these statements, that govern the rights of holders of the notes.
General
The notes will be senior unsecured obligations of BFI. The 2028 notes will initially be limited to US$      aggregate principal amount, all of which will be issued under the Supplemented Third Supplemental Indenture. The 2052 notes will initially be limited to US$      aggregate principal amount, all of which will be issued under the Eighth Supplemental Indenture. The 2028 notes will have the same terms and conditions as the original 2028 notes, which were all issued under the Third Supplemental Indenture, except for the issue date, the issue price and the first payment of interest thereon, and will be consolidated to form a single series and be fully fungible with the original 2028 notes. The 2028 notes will mature on January 25, 2028 and the 2052 notes will mature on      , 2052. The 2028 notes will bear interest at the rate of 3.900% per annum from January 25, 2022, or from the most recent interest payment date applicable to such 2028 notes to which interest has been paid or provided for, payable semi-annually in arrears on January 25 and July 25 of each year, commencing on           July 25, 2022, to the Persons in whose name the 2028 notes are registered at the close of business on the preceding June 25 or December 25, as the case may be. The 2052 notes will bear interest at the rate of    % per annum from      , 2022, or from the most recent interest payment date applicable to such 2052 notes to which interest has been paid or provided for, payable semi-annually in arrears on      and      of each year, commencing on      , 2022, to the Persons in whose name the 2052 notes are registered at the close of business on the preceding      or      , as the case may be. The 2028 notes will bear interest on overdue principal and premium, if any, and, to the extent permitted by law, overdue interest at 3.900% per annum plus 1%. The 2052 notes will bear interest on overdue principal and premium, if any, and, to the extent permitted by law, overdue interest at    % per annum plus 1%.
The notes will be fully and unconditionally guaranteed by the Company.
Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. In any case where any interest payment date is not a Business Day, payment will be made on the next succeeding Business Day, whether or not such date is a Business Day in Toronto, Ontario, unless such date is not a

Business Day in New York, New York. “Business Day” means each weekday which is not a day on which banking institutions in the Place of Payment (as defined herein) are authorized or obligated by law or executive order to close.
Computershare Trust Company, N.A., will initially act as Paying Agent for the notes. Principal of, and premium, if any, and interest on, the notes will be payable at the Place of Payment, provided that at the option of BFI, payment of interest on the notes may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. The notes may be presented for registration of transfer and exchange at the corporate trust office of the Trustee and the Place of Payment.
The Company conducts a significant proportion of its operating activities through subsidiaries. Although the Guarantee Obligations (as defined herein) are senior obligations of the Company, they are effectively subordinated to all existing and future liabilities of the Company’s consolidated subsidiaries and operating companies, other than BFI, to the extent of any of its indebtedness that is guaranteed by the Company on parity with the Company’s guarantee of the notes offered hereby. The Indentures do not restrict the ability of the Company’s subsidiaries to incur additional indebtedness. As the Company conducts a significant proportion of its operating activities through subsidiaries, the Company’s ability to service its indebtedness is dependent on dividends and other payments made on its investments. Certain of the instruments governing the indebtedness of the companies in which the Company has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances. Dividends paid in kind are excluded so long as they are retained in the same form as received and are legally and beneficially owned by the Company and/or one or more designated Affiliates of the Company.
The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in one or more series up to the aggregate principal amount from time to time authorized by BFI for each series. All Debt Securities issued by BFI will be fully and unconditionally guaranteed by the Company.
Additional Reopening of the 2028 Notes
BFI may from time to time, without the consent of the holders of the 2028 notes but with the consent of the Company, create and issue further 2028 notes having the same terms and conditions in all respects as the 2028 notes and the original 2028 notes, except for the issue date, the issue price and the first payment of interest thereon. Additional 2028 notes issued in this manner will be consolidated with and will form a single series with the 2028 notes offered hereby and the original 2028 notes; provided that if such additional 2028 notes are not fungible with the 2028 notes offered hereby and the original 2028 notes for U.S. federal income tax purposes, then such additional 2028 notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the 2028 notes offered hereby and the original 2028 notes.
Reopening of the 2052 Notes
BFI may from time to time, without the consent of the holders of the 2052 notes but with the consent of the Company, create and issue further 2052 notes having the same terms and conditions in all respects as the 2052 notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional 2052 notes issued in this manner will be consolidated with and will form a single series with the 2052 notes being offered hereby; provided that if such additional 2052 notes are not fungible with the original 2052 notes offered hereby for U.S. federal income tax purposes, then such additional 2052 notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the 2052 notes offered hereby.
Redemption and Repurchase
2028 Notes
The 2028 notes (together with the original 2028 notes) will be redeemable at BFI’s option (A) in whole or in part, at any time and from time to time and/or (B) in whole on or after October 25, 2027 (the date that is three months prior to the maturity date), in each case on payment of the applicable Redemption Price

(as defined herein). If less than all of the 2028 notes are to be redeemed pursuant to (A), the 2028 notes so redeemed will be cancelled and will not be re-issued.
In connection with such optional redemption, the following defined terms apply:
“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the second business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.
“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the 2028 notes.
“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.
“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by BFI to act as the “Independent Investment Banker”.
“Redemption Price” means in the case of (A) above, the greater of (i) 100% of the principal amount of the 2028 notes to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 25 basis points, and in the case of (B) above, 100% of the principal amount of the 2028 notes to be redeemed, together with, in each case, accrued and unpaid interest on the principal amount of the 2028 notes to be redeemed to the date of redemption.
“Reference Treasury Dealer” means each of Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors, each a recognized investment banking firm that is a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”); provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, BFI shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer to be a Reference Treasury Dealer.
“Reference Treasury Dealer Quotations” means, with respect to any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealers at 3:30 p.m., New York City time, on the third business day preceding that redemption date.
“Remaining Scheduled Payments” means, with respect to each 2028 note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would have been due after the related redemption date but for such redemption; provided, however, that, if that redemption date is not an interest payment date with respect to such 2028 note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.
Notice of any redemption will be delivered at least 15 days but not more than 60 days before the redemption date to each holder of the 2028 notes to be redeemed. On and after any redemption date, interest will cease to accrue on the 2028 notes or any portion thereof called for redemption. On or before any redemption date, BFI shall deposit with the Trustee or with a Paying Agent money sufficient to pay the redemption price of and accrued interest on the 2028 notes to be redeemed on such date. If less than all the 2028 notes and original 2028 notes are to be redeemed, the 2028 notes and/or original 2028 notes to be redeemed shall be selected by the Trustee at BFI’s direction by such method as BFI and the Trustee shall deem fair and appropriate. The Redemption Price shall be calculated by the Independent Investment Banker and BFI, the Trustee and any Paying Agent for the 2028 notes shall be entitled to rely on such calculation.

2052 Notes
The 2052 notes will be redeemable at BFI’s option (A) in whole or in part, at any time and from time to time and/or (B) in whole on or after      , 2051 (the date that is six months prior to the maturity date) (the “2052 Par Call Date”), in each case on payment of the applicable Redemption Price (as defined herein). If less than all of the 2052 notes are to be redeemed pursuant to (A), the 2052 notes so redeemed will be cancelled and will not be re-issued.
In connection with such optional redemption, the following defined terms apply:
“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the second Business Day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.
“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the 2052 notes.
“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.
“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by BFI to act as the “Independent Investment Banker”.
“Redemption Price” means in the case of (A) above, the greater of (i) 100% of the principal amount of the 2052 notes to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus      basis points, and in the case of (B) above, 100% of the principal amount of the 2052 notes to be redeemed, together with, in each case, accrued and unpaid interest on the principal amount of the 2052 notes to be redeemed to the date of redemption.
“Reference Treasury Dealer” means each of Citigroup Global Markets Inc. or a primary U.S. Government securities dealer selected by SMBC Nikko Securities America, Inc. and their respective successors, each a recognized investment banking firm that is a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”); provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, BFI shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer to be a Reference Treasury Dealer.
“Reference Treasury Dealer Quotations” means, with respect to any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealers at 3:30 p.m., New York City time, on the third Business Day preceding that redemption date.
“Remaining Scheduled Payments” means, with respect to each 2052 note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would have been due if the 2052 notes matured on the 2052 Par Call Date but for such redemption; provided, however, that, if that redemption date is not an interest payment date with respect to such 2052 note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.
Notice of any redemption will be delivered at least 15 days but not more than 60 days before the redemption date to each holder of the 2052 notes to be redeemed. On and after any redemption date, interest will cease to accrue on the 2052 notes or any portion thereof called for redemption. On or before any redemption date, BFI shall deposit with the Paying Agent (or the Trustee) money sufficient to pay the Redemption Price of the 2052 notes to be redeemed on such date. If less than all the 2052 notes are to be redeemed, the 2052 notes to be redeemed shall be selected, in the case of certificated 2052 notes, by the Trustee at BFI’s direction by such method as BFI and the Trustee shall designate, or in the case of global 2052 notes, by such policies and procedures of the applicable depository. The Redemption Price shall be calculated by the Independent Investment Banker and BFI, the Trustee and any Paying Agent for the 2052 notes shall be entitled to rely on such calculation.
Affiliate Purchase on Maturity
2028 Notes
Notwithstanding the other provisions of the 2028 Indenture, BFI may, by providing notice to the Trustee at least two business days prior to the Maturity, elect to have an Affiliate of BFI or the Company purchase all, but not less than all, of the 2028 notes so to be redeemed or repaid at a price equal to the applicable Redemption Price, in the case of 2028 notes called for redemption, or the principal amount, in the case of 2028 notes coming due at the applicable Stated Maturity (in each case, the “Repayment Price”). Upon payment therefor of an amount equal to the Repayment Price as well as payment by BFI of accrued interest and premium, if any, such 2028 notes shall be transferred to such Affiliate in accordance with the transfer provisions of the 2028 Indenture and such 2028 notes shall not become due and payable on Maturity, provided that such Affiliate shall not be permitted to vote such 2028 notes in any matter unless 100% of the 2028 notes entitled to be voted in respect of such matter are held by BFI, the Company or their Affiliates. Should such Affiliate fail to make full payment of the Repayment Price on Maturity, then such 2028 notes shall become due and payable as otherwise provided for in the 2028 Indenture.
2052 Notes
Notwithstanding the other provisions of the 2052 Indenture, BFI may, by providing notice to the Trustee at least three Business Days prior to the Maturity, elect to have one or more Affiliates of BFI or the Company purchase all, but not less than all, of the 2052 notes so to be redeemed or repaid at a price equal to the Redemption Price (excluding accrued and unpaid interest), in the case of 2052 notes called for redemption, or the principal amount, in the case of 2052 notes coming due at the Stated Maturity (in each case, the “Repayment Price”); provided that any accrued and unpaid interest thereon will be paid by BFI. Upon payment therefor of an amount equal to the Repayment Price, and payment by BFI of accrued interest and premium, if any, such 2052 notes shall be transferred to such Affiliate in accordance with the transfer provisions of the 2052 Indenture and such 2052 notes shall not become due and payable on Maturity, provided that such Affiliate shall not be permitted to vote such 2052 notes in any matter unless 100% of the 2052 notes entitled to be voted in respect of such matter are held by BFI, the Company or their Affiliates. Should such Affiliate and BFI, if applicable, fail to make full payment of the Repayment Price and accrued interest and premium, if any, on Maturity, then such 2052 notes shall become due and payable as otherwise provided for in the 2052 Indenture.
Change of Control
2028 Notes
If a Change of Control Triggering Event (as defined herein) occurs, unless BFI has exercised its right to redeem the 2028 notes as described above, BFI will be required to make an offer to repurchase all, or any part, (equal to US$2,000 or a subsequent multiple of US$1,000) of each holder’s 2028 notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in such 2028 notes. In the Change of Control Offer, BFI will be required to offer payment in cash equal to 101% of the aggregate principal amount of 2028 notes repurchased plus accrued and unpaid interest, if any, on the 2028 notes repurchased (the “Change of Control Payment”), to the date of purchase.
Within 30 days following any Change of Control Triggering Event, BFI will be required to deliver a notice to holders of the 2028 notes, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the 2028 notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered (the “Change of Control Payment Date”), pursuant to the procedures required by the 2028 notes and described in such notice. BFI must comply with the requirements of Rule 14e-1 under the Exchange

Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the 2028 notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control (as defined herein) provisions of the 2028 notes, BFI will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the 2028 notes by virtue of such conflicts.
On the Change of Control Payment Date, BFI will be required, to the extent lawful, to:
•
accept for payment all 2028 notes or portions of such 2028 notes properly tendered pursuant to the Change of Control Offer;

•
deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all 2028 notes or portions of such 2028 notes properly tendered; and

•
deliver or cause to be delivered to the Trustee the 2028 notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of 2028 notes or portions of such 2028 notes being purchased by BFI.

The Paying Agent will be required to promptly deliver to each holder who properly tendered 2028 notes, the purchase price for such 2028 notes, and the Trustee will be required to promptly authenticate and deliver (or cause to be delivered) to each such holder a new 2028 note equal in principal amount to any unpurchased portion of the 2028 notes surrendered, if any; provided that each new 2028 note will be in a principal amount of US$2,000 or a subsequent multiple of US$1,000.
BFI will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by BFI and such third party purchases all 2028 notes properly tendered and not withdrawn under its offer.
For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:
“Below Investment Grade Rating Event” means that on any day within the 60-day period (which shall be extended during an Extension Period) after the earlier of (1) the occurrence of a Change of Control or (2) the first public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control, the 2028 notes are rated below an Investment Grade Rating by at least two out of three of the Rating Agencies if there are three Rating Agencies or all of the Rating Agencies if there are fewer than three Rating Agencies. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings event). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the 2028 notes on publicly announced consideration for possible downgrade during the initial 60-day period and (ii) the number of Rating Agencies that have downgraded the 2028 notes to below an Investment Grade Rating during either the initial 60-day period or the Extension Period provided for in clause (i) is sufficient to result in a Change of Control Triggering Event should one or more of the Rating Agencies that have placed the 2028 notes on publicly announced consideration for possible downgrade subsequently downgrade the 2028 notes to below an Investment Grade Rating. The Extension Period shall terminate when one of the Rating Agencies has confirmed that the 2028 notes are not subject to consideration for a possible downgrade, and have not downgraded the 2028 notes, to below an Investment Grade Rating.
“Change of Control” means the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than the Company, its Subsidiaries, its or such Subsidiaries’ employee benefit plans, or Management and/or any entity or group of entities controlled by Management (provided that upon the consummation of a transaction by Management and/or an entity or group of entities controlled by Management, the Company’s Class A Shares or other Voting Stock into which the Company’s Class A Shares are reclassified, consolidated, exchanged or changed continue to be listed and posted for trading on a national securities exchange in the United States, Canada or Europe), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of (i) more than 50% of the voting power of each class of the Company’s Voting Stock or other Voting Stock into which the Company’s Voting Stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares, or (ii) Voting Stock sufficient to enable it to elect a majority of the members of the Company’s board of directors. For the purposes of this provision, “person” and “group” have the meanings they have in Sections 13(d) and 14(d) of the Exchange Act.
For the purposes of the 2028 Indenture, an entity will be deemed to be controlled by Management if the individuals comprising Management are the beneficial owners, directly or indirectly, of, in aggregate, (i) more than 50% of the voting power of such entity’s voting stock measured by voting power rather than number of shares or (ii) such entity’s voting stock sufficient to enable them to elect a majority of the members of such entity’s board of directors (or similar body).
“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.
“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB− (or the equivalent) by S&P and BBB(low) (or the equivalent) by DBRS.
“Management” means the Company’s directors, officers or employees (or directors, officers or employees of its Subsidiaries) immediately prior to the consummation of any transaction that would constitute a Change of Control, acting individually or together.
“Rating Agencies” means (1) each of Moody’s, S&P and DBRS and (2) if any of the foregoing Rating Agencies ceases to rate the 2028 notes or fails to make a rating of the 2028 notes publicly available for reasons outside of BFI or the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by BFI (as certified by a resolution of its board of directors) as a replacement agency for Moody’s, S&P or DBRS, or some or all of them, as the case may be.
“Voting Stock” of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.
The failure by BFI to comply with the obligations described under “— Change of Control — 2028 Notes” will constitute an event of default with respect to the 2028 notes.
The Change of Control Triggering Event feature of the 2028 notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the 2028 notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on such 2028 notes. Restrictions on our ability to incur liens are contained in the covenants as described in this prospectus supplement under “— Covenants — Negative Pledge”.
2052 Notes
If a Change of Control Triggering Event occurs, unless BFI has exercised its right to redeem all of the 2052 notes as described above, BFI will be required to make an offer to repurchase all of each holder’s 2052 notes (or the portion thereof not subject to redemption, if BFI has exercised its right to redeem the 2052 notes in part) pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the 2052 notes. In the Change of Control Offer, BFI will be required to offer payment in cash equal to 101% of the aggregate principal amount of 2052 notes repurchased plus accrued and unpaid interest, if any, on the 2052 notes repurchased (the “Change of Control Payment”), to the date of purchase.
Within 30 days following any Change of Control Triggering Event, BFI will be required to deliver a notice to holders of 2052 notes, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the 2052 notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered (the “Change of Control Payment Date”), pursuant to the procedures required by the 2052 notes and described in such notice. BFI must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the 2052 notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control (as defined herein) provisions of the 2052 notes, BFI will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the 2052 notes by virtue of such conflicts.
On the Change of Control Payment Date, BFI will be required, to the extent lawful, to:
•
accept for payment all 2052 notes or portions of 2052 notes properly tendered pursuant to the Change of Control Offer;

•
deposit with the Paying Agent or the Trustee an amount equal to the Change of Control Payment in respect of all 2052 notes or portions of 2052 notes properly tendered; and

•
deliver or cause to be delivered to the Trustee the 2052 notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of 2052 notes or portions of 2052 notes being purchased by BFI.

The Paying Agent will deliver to each holder who properly tendered 2052 notes, the purchase price for such 2052 notes, and the Trustee will authenticate and deliver (or cause to be delivered) to each such holder a new 2052 note equal in principal amount to any unpurchased portion of the 2052 notes surrendered, if any; provided that each new 2052 note will be in a principal amount of US$2,000 or a multiple of US$1,000 in excess thereof.
BFI will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if another Person makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by BFI and such other Person purchases all 2052 notes properly tendered and not withdrawn under its offer.
For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:
“Below Investment Grade Rating Event” means that on any day within the 60-day period (which shall be extended during an Extension Period) after the earlier of (1) the occurrence of a Change of Control or (2) the first public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control, the 2052 notes are rated below an Investment Grade Rating by at least three out of four of the Rating Agencies if there are four Rating Agencies or all of the Rating Agencies if there are fewer than four Rating Agencies. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction or reductions in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction(s) in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction(s) were the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings event) (the “Change of Control Event”). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the 2052 notes on publicly announced consideration for possible downgrade during the initial 60-day period as a result, in whole or in part, of the applicable Change of Control Event and (ii) the number of Rating Agencies that have downgraded the 2052 notes to below an Investment Grade Rating as a result, in whole or in part, of the applicable Change of Control Event during either the initial 60-day period or the Extension Period provided for in clause (i) would be sufficient to result in a Change of Control Triggering Event should one or more of the Rating Agencies that have placed the 2052 notes on publicly announced consideration for possible downgrade subsequently downgrade the 2052 notes to below an Investment Grade Rating. The Extension Period shall terminate on the earlier of (A) the date on which the Rating Agencies that placed the 2052 notes on publicly announced consideration for possible downgrade within the initial 60-day period referred to in subclause (i) of this definition make their determinations with respect to the impact of the Change of Control Event on the rating of the 2052 notes, and (B) the date on which two of the Rating Agencies (if there are four Rating Agencies) or one of the Rating Agencies (if there are fewer than four Rating Agencies) has confirmed that the 2052 notes will not be downgraded or are not subject to consideration for a possible downgrade to below an Investment Grade Rating as a result of the applicable Change of Control Event.
“Change of Control” means the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than any one or more of the Company, the Company’s Subsidiaries, the Company’s or any of its Subsidiaries’ employee benefit plans, or Management and/or any entity or group of entities controlled by Management (provided that upon the consummation of a transaction by Management and/or an entity or group of entities controlled by Management, the Company’s Class A Shares or other Voting Stock into which the Company’s Class A Shares are reclassified, consolidated, exchanged or changed continue to be listed and posted for trading on a national securities exchange in the United States, Canada or Europe), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of (i) more than 50% of the voting power of each class of the Company’s Voting Stock (or other Voting Stock into which the Company’s Voting Stock is reclassified, consolidated, exchanged or changed in connection with such transaction) measured by voting power rather than number of shares, or (ii) Voting Stock sufficient to enable it to elect a majority of the members of the Company’s board of directors. For the purposes of this provision, “person” and “group” have the meanings they have in Sections 13(d) and 14(d) of the Exchange Act.
For the purposes of the 2052 Indenture, a Person will be deemed to be controlled by Management if the individuals comprising Management are the beneficial owners, directly or indirectly, of, in aggregate, (i) more than 50% of the voting power of such Person’s voting stock measured by voting power rather than number of shares or (ii) such Person’s voting stock sufficient to enable them to elect a majority of the members of such Person’s board of directors (or similar body).
“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.
“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB− (or the equivalent) by S&P, BBB− (or the equivalent) by Fitch and BBB(low) (or the equivalent) by DBRS.
“Management” means any one or more of the Company’s directors, officers or employees (or directors, officers or employees of any one or more of the Company’s Subsidiaries) immediately prior to the consummation of any transaction that would constitute a Change of Control, acting individually or together.
“Rating Agencies” means (1) each of Moody’s, S&P, Fitch and DBRS and (2) if any of the foregoing Rating Agencies ceases to rate the 2052 notes or fails to make a rating of the 2052 notes publicly available for reasons outside of BFI or the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by BFI (as certified by a resolution of the board of directors of BFI) as a replacement agency for Moody’s, S&P, Fitch or DBRS, or some or all of them, as the case may be.
“Voting Stock” of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.
The failure by BFI to comply with the obligations described under “— Change of Control — 2052 Notes” will constitute an event of default with respect to the 2052 notes.

The Change of Control Triggering Event feature of the 2052 notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the 2052 notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the 2052 notes. Restrictions on our ability to incur liens are contained in the covenants as described in this prospectus supplement under “— Covenants — Negative Pledge”.
Company Additional Amounts
2028 Notes
All payments made by BFI or the Company under or with respect to the 2028 notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless BFI or the Company (as applicable) is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If BFI or the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made by it under or with respect to the 2028 notes and the 2028 notes are not redeemed in accordance with the provisions described under “— Redemption for Changes in Canadian Withholding Taxes”, BFI or the Company (as applicable) will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder or beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to: (a) any payment to a Holder or beneficial owner who is liable for such Taxes in respect of such 2028 note (i) by reason of such Holder or beneficial owner, or any other person entitled to payments on the 2028 note, being a person with whom BFI or the Company does not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)), (ii) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein other than the mere ownership, or receiving payments under or enforcing any rights in respect of such 2028 note as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein, or (iii) by reason of such Holder or beneficial owner being a “specified shareholder” of BFI or the Company or not dealing at arm’s length with a “specified shareholder” of BFI or the Company as defined in subsection 18(5) of the Tax Act; (b) any 2028 note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders of the 2028 notes on or prior to such date, the date on which the full amount of such monies has been paid to the Holders of the 2028 notes, except to the extent that the Holder of the 2028 notes would have been entitled to such Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (c) any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar Tax; (d) any Tax imposed as a result of the failure of a Holder or beneficial owner to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein of such Holder or beneficial owner, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; (e) any (i) withholding or deduction imposed pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) Tax or penalty arising from the Holder’s failure to properly comply with the Holder’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, including, for greater certainty, Part XVIII and Part XIX of the Tax Act; or (f) any combination of the foregoing clauses (a) to (e).

BFI and the Company (as applicable) will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. BFI and the Company (as applicable) will furnish to the Holders of the 2028 notes, within 30 days after the date the payment of any Taxes by it is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by it. BFI and the Company will indemnify and hold harmless each Holder and, upon written request, will reimburse each such Holder for the amount of (i) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (f) above) levied or imposed and paid by such Holder as a result of payments made under or with respect to the 2028 notes which have not been withheld or deducted and remitted by BFI or the Company (as applicable) in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (f) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s net income.
Whenever in the 2028 Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, Change of Control Payment, interest or any other amount payable under or with respect to any 2028 note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
2052 Notes
All payments made by BFI or the Company under or with respect to the 2052 notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless BFI or the Company (as applicable) is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If BFI or the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made by it under or with respect to the 2052 notes and the 2052 notes are not redeemed in accordance with the provisions described under “— Redemption for Changes in Canadian Withholding Taxes”, BFI or the Company (as applicable) will pay such additional amounts (“Company Additional Amounts”) as may be necessary so that the net amount received (including Company Additional Amounts) by each Holder (including, as applicable, the beneficial owners in respect of any such Holder) after such withholding or deduction will not be less than the amount the Holder (including, as applicable, the beneficial owners in respect of any such Holder) would have received if such Taxes had not been withheld or deducted; provided that no Company Additional Amounts will be payable with respect to: (a) any payment to a Holder or beneficial owner who is liable for such Taxes in respect of such 2052 note (i) by reason of such Holder or beneficial owner, or any other person entitled to payments on the 2052 note, being a person with whom BFI or the Company does not deal at arm’s length (within the meaning of the Tax Act), (ii) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein other than the mere ownership, or receiving payments under or enforcing any rights in respect of such 2052 note as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein, or (iii) as a consequence of the payment being deemed to be a dividend pursuant to subsection 214(16) or 214(17) of the Tax Act; (b) any Tax that is levied or collected other than by withholding from payments on or in respect of the 2052 notes; (c) any 2052 note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders or beneficial owners of the 2052 notes on or prior to such date, the date on which the full amount of such monies has been paid to the Holders or beneficial owners of the 2052 notes, except to the extent that the Holder or beneficial owner of the 2052 notes would have been entitled to such Company Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (d) any estate, inheritance, gift, sales, transfer, excise or personal property Tax or any similar Tax; (e) any Tax imposed as a result of the failure of a Holder or beneficial owner to comply with certification, identification, declaration, filing or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein of such Holder or beneficial owner, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; (f) any (i) withholding or deduction imposed pursuant to FATCA, or any successor version thereof, or any similar legislation imposed by any other governmental authority, or (ii) Tax or penalty arising from the Holder’s or beneficial owner’s failure to properly comply with the Holder’s or beneficial owner’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, including, for greater certainty, Part XVIII and Part XIX of the Tax Act; or (g) any combination of the foregoing clauses (a) to (f).
BFI or the Company (as applicable) will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. BFI or the Company (as applicable) will furnish to the Holders of the 2052 notes, within 30 days after the date the payment of any Taxes by it is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by it. BFI and the Company will indemnify and hold harmless each Holder (including, as applicable, the beneficial owners in respect of any such Holder) and, upon written request, will reimburse each such Holder (including, as applicable, the beneficial owners in respect of any such Holder) for the amount of (i) any Taxes (other than any Taxes for which Company Additional Amounts would not be payable pursuant to clauses (a) through (g) above) levied or imposed and paid by such Holder (including, as applicable, the beneficial owners in respect of any such Holder) as a result of payments made under or with respect to the 2052 notes which have not been withheld or deducted and remitted by BFI or the Company (as applicable) in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Company Additional Amounts would not be payable pursuant to clauses (a) through (g) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s (including, as applicable, the beneficial owners in respect of any such Holder’s) net income.
Whenever in the 2052 Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, Change of Control Payment, interest or any other amount payable under or with respect to any 2052 note, such mention shall be deemed to include mention of the payment of Company Additional Amounts to the extent that, in such context, Company Additional Amounts are, were or would be payable in respect thereof.
Co-Obligors and/or Additional Guarantors
2028 Notes
BFI may add a U.S. affiliate as a co-obligor under the 2028 notes without consent of holders. If it were to exercise this right, such U.S. affiliate would become liable for the 2028 notes on a joint and several basis with BFI; BFI would not be released from its obligations under the 2028 Indenture or the 2028 notes.
The addition of a co-obligor would be subject to acceptance by the Trustee for the 2028 notes and dependent on other factors, such as BFI’s assessment of any applicable legislation, the financial impact of any such legislation on BFI and other alternatives that may be available to BFI at that time. BFI would only add a co-obligor if, following such addition, all Indenture Securities would maintain a rating equal to or higher than the ratings for such Indenture Securities by the Rating Agencies immediately prior to the addition. Also, BFI would only add a co-obligor if BFI determines that adding a co-obligor would not result in a deemed sale or exchange of the 2028 notes by any holder for U.S. federal income tax purposes under applicable Treasury Regulations nor a disposition of the 2028 notes by any holder for Canadian federal income tax purposes.
2052 Notes
Without the consent of any Holders, BFI, when authorized by a resolution of the board of directors of BFI, the Company and the Trustee, may enter into an indenture supplemental to the 2052 Indenture in respect of the 2052 notes, in form satisfactory to the Trustee, for the purpose of adding as a co-obligor (whether as an additional issuer or guarantor) of the 2052 notes, an Affiliate of BFI or the Company (each, a “Co-Obligor”); provided that any such Co-Obligor shall be organized or formed under the laws of (1) any state of the United States, (2) Canada or any province or territory thereof, (3) the United Kingdom, (4) Australia or (5) any country that is a member of the European Union. Any such supplemental indenture entered into for the purpose of adding a Co-Obligor formed under any jurisdiction other than a state of the United States (each, a “Non-U.S. Co-Obligor”) shall include a provision for (i) the payment of additional amounts in the form substantially similar to that described in “— Company Additional Amounts — 2052 Notes”, with such modifications as the Company and such Non-U.S. Co-Obligor reasonably determine are customary and appropriate for U.S. and Canadian bondholders to address then-applicable (or potentially applicable future) taxes, duties, levies, imposts, assessments or other governmental charges imposed or levied by or on behalf of the applicable governmental authority in respect of payments made by such Non-U.S. Co-Obligor under or with respect to the 2052 notes, including any exceptions thereto as the Company and such Non-U.S. Co-Obligor shall reasonably determine would be customary and appropriate for U.S. and Canadian bondholders and (ii) the right of any issuer to redeem the 2052 notes at 100% of the aggregate principal amount thereof plus accrued interest thereon in the event that additional amounts become payable by a Non-U.S. Co-Obligor in respect of the 2052 notes as a result of any change in law or official position regarding the application or interpretation of any law that is announced or becomes effective after the date of such supplemental indenture.
Any such Co-Obligor shall be jointly and severally liable with BFI or the Company (as applicable) to pay the principal, premium, if any, and interest on the 2052 notes. BFI would only add a Co-Obligor if BFI determines that adding a Co-Obligor would not result in a deemed sale or exchange of the 2052 notes by any holder for U.S. federal income tax purposes under applicable Treasury Regulations or a disposition of the 2052 notes by any holder for Canadian federal income tax purposes.
Redemption for Changes in Canadian Withholding Taxes
The notes of each series will be subject to redemption as a whole (in the case of the 2028 notes, together with the original 2028 notes), but not in part, at the option of BFI at any time at 100% of the principal amount, together with accrued and unpaid interest thereon to the redemption date, in the event BFI shall have received an opinion from independent tax counsel experienced in such matters to the effect that BFI has become, or would become, obligated to pay, on the next date on which any amount would be payable with respect to the notes of such series, any Additional Amounts (as defined herein) as a result of a change in the laws of Canada or any political subdivision or taxing authority thereof or therein (including any regulations promulgated thereunder), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the Third Supplemental Indenture (in the case of the 2028 notes) or the Eighth Supplemental Indenture (in the case of the 2052 notes).
Events of Default
2028 Notes
Each of the following will constitute an Event of Default under the 2028 Indenture with respect to the 2028 notes: (a) failure to pay principal of, or any premium on, any 2028 note when due; (b) failure to pay any interest on any 2028 note when due, which failure continues for 30 days; (c) default in the payment of principal and interest on any 2028 note required to be purchased pursuant to an offer to purchase made pursuant to the terms of the 2028 notes; (d) failure to deposit any sinking fund payment, when due, in respect of any 2028 notes; (e) failure to perform any other covenant of BFI or the Company in the 2028 Indenture (other than a covenant included in the 2028 Indenture solely for the benefit of a series of notes other than the 2028 notes), which failure continues for 60 days after written notice has been given by the Trustee or the Holders of at least 25% in aggregate principal amount of outstanding 2028 notes, as provided in the 2028 Indenture; (f) the Company’s Guarantee Obligations shall, for any reason, cease to be, or the Company shall assert in writing to the Trustee or the Holders thereof that such guarantee is not in full force and effect and enforceable against the Company in accordance with its terms; (g) failure by the Company to make any payment of principal of, or interest on, any obligation for borrowed money (other than an obligation payable on demand or maturing less than 12 months from the creation or issue thereof) when due or within any originally stated applicable grace period having an outstanding principal amount in excess of 5% of Consolidated Net Worth in the aggregate at the time of default or any failure in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued and if the holders thereof, or a trustee, if any, for such holders declare such obligations to be due and payable prior to the stated maturities thereof, provided that if such default is waived by such holders or trustee, then the Event of Default under the 2028 Indenture shall be deemed to be waived without further action on the part of the Trustee or the Holders; (h) certain events of bankruptcy, insolvency or reorganization affecting the Company or BFI; and (i) the failure by BFI to comply with the obligations described herein under “— Change of Control — 2028 Notes”.
2052 Notes
Each of the following will constitute an Event of Default under the 2052 Indenture with respect to the 2052 notes: (a) failure to pay principal of, or any premium on, the 2052 notes when due; (b) failure to pay any interest on the 2052 notes when due, which failure continues for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of the 2052 notes; (d) failure to perform any other covenant of BFI or the Company in the 2052 Indenture (other than a covenant included in the 2052 Indenture solely for the benefit of a series of notes other than the 2052 notes offered hereby), which failure continues for 60 days after written notice has been given by the Trustee or the holders of at least 25% in aggregate principal amount of outstanding 2052 notes, as provided in the 2052 Indenture; (e) the Company’s Guarantee Obligations shall, for any reason, cease to be, or the Company shall assert in writing to the Trustee or the holders thereof that such guarantee is not in full force and effect and enforceable against the Company in accordance with its terms; (f) default by the Company in the payment of principal of, premium, if any, or interest on, any obligation for borrowed money indebtedness (other than an obligation payable on demand or maturing less than 12 months from the creation or issue thereof) in an outstanding principal amount in excess of 5% of Consolidated Net Worth in the aggregate at the time of default, or any failure in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued, provided that in each such case all cure periods relating to such default have expired and the holders of such borrowed money indebtedness or a trustee for such holders (if any) declares such indebtedness to be due and payable prior to its stated maturity, and provided further that if any such default is waived at any time by such holders or trustee in accordance with the terms of such instrument, then the Event of Default under the 2052 Indenture shall be deemed to be waived without further action on the part of the Trustee or the holders; (g) certain events of bankruptcy, insolvency or reorganization affecting the Company or BFI; and (h) the failure by BFI to comply with the obligations described herein under “— Change of Control — 2052 Notes”.
Covenants
The following covenants shall apply to the notes of each series:
Negative Pledge
Neither BFI, nor the Company will create any Lien (as defined herein) on any of its property or assets to secure any indebtedness for borrowed money without in any such case effectively providing that the notes, in the case of BFI, and the Guarantee Obligations, in case of the Company (together with, if BFI or the Company, as applicable, shall so determine, any other indebtedness of BFI or the Company, as applicable, which is not subordinate to the notes or the Guarantee Obligations, as applicable), shall be secured equally and ratably with (or prior to) such secured indebtedness, so long as such secured indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not apply to:
(a)
Liens on any property or assets existing at the time of acquisition thereof (including acquisition through merger or consolidation) to secure, or securing, the payment of all or any part of the purchase price, cost of improvement or construction cost thereof or securing any indebtedness incurred prior to, at the time of or within 120 days after, the acquisition of such property or assets or the completion of any such improvement or construction, whichever is later, for the purpose of financing all or any part of the purchase price, cost of improvement or construction cost thereof or to secure, or securing, the repayment of money borrowed to pay, in whole or in part, such purchase price, cost of improvement or construction cost or any vendor’s privilege or lien on such property securing all or any part of such purchase price, cost of improvement or construction cost, including title retention agreements and leases in the nature of title retention agreements (provided such Liens are limited to such property or assets and to improvements on such property);

(b)
Liens arising by operation of law;

(c)
any other Lien arising in connection with indebtedness if, after giving effect to such Lien and any other Lien created pursuant to this paragraph (c), the aggregate principal amount of indebtedness secured thereby would not exceed 5% of Consolidated Net Worth; and

(d)
any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) and (b) above or any indebtedness secured thereby; provided that such extension, renewal, substitution or replacement Lien shall be limited to all or any part of substantially the same property or assets that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property) and the principal amount of indebtedness secured by such Lien at such time is not increased.

Status of BFI
BFI shall at all times remain a Subsidiary of the Company.
Certain Definitions
2028 Notes
Set forth below is a summary of certain of the defined terms used in the 2028 Indenture. Reference is made to the 2028 Indenture for the full definition of all defined terms.
“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control”, when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
“Capital Stock” of any Person means any and all shares, units, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person.
“Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles, plus, without duplication, Qualifying Subordinated Debt and Deferred Credits.
“Deferred Credits” means the deferred credits of any Person and its Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.
“Guarantee Obligations” means the guarantee obligations of the Company pursuant to Article 5 of the Base Indenture but solely in respect of the 2028 notes.
“Holder” means a Person in whose name a 2028 note is registered in the security register in respect of the 2028 notes.
“Lien” means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, encumbrance on, or other security interest in, such property or asset.
“Qualifying Subordinated Debt” means Debt of the Company (i) which by its terms provides that the payment of principal of (and premium, if any) and interest on and all other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Company’s obligations in respect of the Securities pursuant to Article 5 of the Base Indenture to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for so long as there exists any default in the payment of principal (or premium, if any) or interest on the Securities or any other default that with the passing of time or the giving of notice, or both, would constitute an event of default with respect to the Securities; and (ii) which expressly by its terms gives the Company the right to make payments of principal in respect of such Debt in Common Stock of the Company.
“Subsidiary” of any Person means (i) a corporation 50% or more of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other

Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof, or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.
2052 Notes
Set forth below is a summary of certain of the defined terms used in the 2052 Indenture. Reference is made to the 2052 Indenture for the full definition of all defined terms.
“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control”, when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
“Capital Stock” of any Person means any and all shares, units, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person.
“Consolidated Net Worth” means the consolidated equity of the Company and its Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles (including all preferred equity and all equity securities that are classified as liabilities for purposes of generally accepted accounting principles but are convertible, either at the option of the issuer or the holder of such securities, into equity and are not redeemable at the sole option of the holder for consideration other than equity), plus, without duplication, Qualifying Subordinated Debt and Deferred Credits.
“Deferred Credits” means the deferred credits of the Company and its Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.
“Guarantee Obligations” means the guarantee obligations of the Company pursuant to Article 5 of the Base Indenture but solely in respect of the 2052 notes.
“Holder” means a Person in whose name a 2052 note is registered in the security register in respect of the 2052 notes.
“Lien” means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, encumbrance on, or other security interest in, such property or asset.
“Qualifying Subordinated Debt” means Debt of the Company and its Subsidiaries which by its terms provides that the payment of principal of (and premium, if any) and interest on and all other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Company’s obligations in respect of the 2052 notes to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for so long as there exists any default in the payment of principal (or premium, if any) or interest on the 2052 notes.
“Subsidiary” of any Person means (i) a corporation 50% or more of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof, or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.
The Trustee and the Paying Agent
The address of the Trustee is 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Yl. The “Place of Payment” for the notes will be at the address of the Paying Agent, currently located at 6200 S. Quebec St., Greenwood Village, Colorado 80111.

Book-Entry System
Each of the notes will be represented by one or more global notes (collectively, the “Global Notes”) registered in the name of The Depository Trust Company, or its nominee, as Depositary (the “Depositary”). The provisions set forth under “Description of Debt Securities — Registered Global Securities” in the accompanying base shelf prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its Participants (as defined herein). Except as described under “Description of Debt Securities — Registered Global Securities” in the accompanying base shelf prospectus, owners of beneficial interests in the Global Notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the Indentures.
The following is based on information furnished by the Depositary: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its Participants deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for the Depositary, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Depositary’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depositary and its Participants are on file with the SEC.
Principal and interest payments on the notes registered in the name of the Depositary’s nominee will be made in immediately available funds to the Depositary’s nominee as the registered owner of the Global Notes. Under the terms of the Indentures, BFI and the Trustee will treat the persons in whose names the notes of a particular series are registered as the owners of such notes for the purpose of receiving payment of principal and interest on such notes and for all other purposes whatsoever. Therefore, neither BFI, the Company, the Trustee nor any Paying Agent for the notes of either series has any direct responsibility or liability for the payment of principal or interest on such notes to owners of beneficial interests in the Global Notes. The Depositary has advised BFI, the Company and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit the accounts of Participants on the payment date with such payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown in the records of the Depositary, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct Participants and Indirect Participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the Direct Participants or Indirect Participants, and not of the Depositary, the Trustee, BFI or the Company, subject to any statutory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of BFI or the Trustee, disbursement of such payments to Participants shall be the responsibility of the Depositary, and the disbursement of such payments to the owners of beneficial interests in the Global Notes shall be the responsibility of Participants.
BFI understands that, under existing industry practice, if BFI were to request any action by the Holders or if an owner of a beneficial interest in the Global Notes were to desire to take any action that the Depositary, as the registered owner of the Global Notes, is entitled to take, the Depositary would authorize Participants to take such action, and that Participants would, in turn, authorize beneficial owners owning through them to take such action or would otherwise act upon the instructions of such beneficial owners.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Torys LLP, counsel to BFI, and Goodmans LLP, Canadian counsel to the underwriters, the following is a general summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a beneficial owner of notes (including entitlement to all payments thereunder) acquired hereunder who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length and is not affiliated with the underwriters, BFI and the Company (a “Note Holder”).
This summary is not applicable to a Note Holder (i) that is a “financial institution” (as defined in the Tax Act for purposes of the “mark-to-market” property rules), (ii) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (iii) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a functional currency in accordance with the provisions of the Tax Act or (iv) that enters into or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of the notes. Such Note Holders should consult their own tax advisors having regard to their particular circumstances. This summary does not address the split income rules in Section 120.4 of the Tax Act or the deductibility of interest on borrowed money to purchase notes. Note Holders should consult their own tax advisors in that regard.
This summary is based on the facts set out in this prospectus supplement, the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current administrative policies or assessment practices published in writing by the Canada Revenue Agency (the “CRA”) prior to the date hereof. There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessment practices of the CRA, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.
This summary assumes that no Affiliate of BFI or the Company will be added as a Co-Obligor under the applicable notes. Note Holders should consult with their own tax advisors with respect to the tax consequences to them of the addition of a Co-Obligor under the notes.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Note Holder and no representations with respect to the income tax consequences to any particular Note Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in notes should consult their own tax advisors with respect to their own particular circumstances.
For purposes of the Tax Act, all amounts, including interest, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in U.S. dollars generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard.
Residents of Canada
The following portion of the summary is generally applicable to a Note Holder who, at all relevant times, for the purposes of the Tax Act, is or is deemed to be resident in Canada, and holds the notes as capital property (a “Resident Note Holder”). Generally, the notes will be considered to be capital property to a Resident Note Holder provided that the Resident Note Holder does not hold the notes in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Note Holders whose notes might not otherwise qualify as capital property may be entitled to have the notes, and all other “Canadian securities” (as defined in the Tax Act) owned by the Resident Note Holder in the year and in each subsequent taxation year, deemed to be capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act. Such Resident Note Holders should consult their own tax advisors as to whether this election is available and advisable, having regard to their own particular circumstances.

Interest
A Resident Note Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest (or amount that is considered for the purposes of the Tax Act to be interest) on a note that accrues (or is deemed to accrue) to the Resident Note Holder to the end of the particular taxation year or that becomes receivable by or is received by the Resident Note Holder before the end of that taxation year, except to the extent that such amount was otherwise included in the Resident Note Holder’s income for a preceding taxation year.
Any other Resident Note Holder, including an individual and a trust (other than a unit trust) of which neither a corporation nor a partnership is a beneficiary, will be required to include in income for a taxation year any amount received or receivable by such Resident Note Holder in that taxation year (depending upon the method regularly followed by the Resident Note Holder in computing its income) as interest (or amount that is considered for the purposes of the Tax Act to be interest) on a note, except to the extent that the interest was included in the Resident Note Holder’s income for a preceding taxation year.
In acquiring a 2028 note, a Resident Note Holder will become entitled to receive an amount stipulated to be in respect of interest for the period from, and including, January 25, 2022 to, but excluding, the closing date of this offering (“pre-issue interest”). Provided that it is reasonable to consider that a portion of the purchase price of the 2028 note paid to BFI is in respect of the pre-issue interest, such amount will be deductible in computing income of the Resident Note Holder for the taxation year in which it is included in computing the income of the Resident Note Holder.
The notes may be issued at a discount from their face value. In such circumstances, a Resident Note Holder may be required to include an amount equal to such discount in computing income, either in accordance with the deemed interest accrual rules contained in the Tax Act and Regulations or in the taxation year in which an amount in respect of the discount is received or receivable by the Resident Note Holder. Resident Note Holders should consult their own tax advisor in these circumstances, as the treatment of the discount may vary with the facts and circumstances giving rise to the discount.
Any premium paid by BFI to a Resident Note Holder because of the redemption or purchase for cancellation by it of a note before maturity generally will be deemed to be interest received at that time by the Resident Note Holder to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of the redemption of or purchase for cancellation, the interest that would have been paid or payable by BFI on the note for a taxation year ending after the redemption or purchase for cancellation.
A Resident Note Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including amounts of interest.
Disposition
On a disposition or deemed disposition of a note, whether on redemption, purchase for cancellation or otherwise, a Resident Note Holder generally will be required to include in its income the amount of interest accrued (or deemed to accrue) to the Resident Note Holder on the note from the date of the last interest payment to the date of disposition, except to the extent that such amount has otherwise been included in the Resident Note Holder’s income for the taxation year or a previous taxation year. A Resident Note Holder may also be required to include in computing income the amount of any discount received or receivable by such Resident Note Holder. A Resident Note Holder that receives repayment in full of the outstanding principal amount of a note upon maturity will be considered to have disposed of the note for proceeds of disposition equal to such outstanding principal amount. In general, a disposition or deemed disposition of a note will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, excluding any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the note to the Resident Note Holder immediately before the disposition.

In computing the adjusted cost base of a 2028 note acquired hereunder by a Resident Note Holder, the cost of such 2028 note must be averaged with the adjusted cost base of any other 2028 notes then held by that Resident Note Holder as capital property. Generally, a Resident Note Holder’s adjusted cost base of a 2028 note will include any amount paid to acquire the 2028 note but will be reduced by any pre-issue interest that is deductible in computing the income of such Resident Note Holder.
One-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Note Holder in a taxation year generally must be included in the Resident Note Holder’s income for that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Note Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Note Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.
A Resident Note Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including in respect of taxable capital gains.
Resident Note Holders that are individuals (other than certain trusts) may be subject to the alternative minimum tax provisions of the Tax Act in respect of realized capital gains. Such Resident Note Holders should consult their own tax advisors.
Non-Residents of Canada
The following portion of the summary is generally applicable to a Note Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada, does not use or hold and is not deemed to use or hold the notes in or in the course of carrying on business in Canada, deals at arm’s length with any person resident in Canada to whom the Note Holder disposes of a note and is not a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of BFI or the Company or a person who does not deal at arm’s length with such specified shareholder (a “Non-Resident Note Holder”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere. This portion of the summary assumes that no interest paid on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom BFI or the Company does not deal at arm’s length within the meaning of the Tax Act.
Amounts which are, or are deemed to be, interest for purposes of the Tax Act paid or credited by BFI or the Company on the notes to a Non-Resident Note Holder that deals at arm’s length with BFI or the Company at the time such interest is paid or credited will not be subject to non-resident withholding tax and no non-resident withholding tax will apply to the proceeds received by a Non-Resident Note Holder on a disposition of a note, including a redemption, payment on maturity or repurchase.
Generally, no other tax on income or gains under the Tax Act will be payable by a Non-Resident Note Holder on interest, principal, premium, bonus or penalty on a note or on the proceeds received by a Non-Resident Note Holder on the disposition of a note, including a redemption, payment on maturity or repurchase.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership, and disposition of a 2028 note or 2052 note by a U.S. Holder (as defined herein) that purchases such note pursuant to this offering at the price set forth on the cover of this prospectus supplement. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, published rulings, judicial decisions, existing Treasury Regulations promulgated under the Code (the “Treasury Regulations”) and interpretations of the foregoing, as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary is intended for general information purposes only and does not discuss all of the tax consequences that may be relevant based on the particular circumstances of a U.S. Holder or to U.S. Holders subject to special tax rules, such as banks or other financial institutions, tax- exempt organizations, insurance companies, regulated investment companies, real estate investment trusts or other common trust funds, partnerships or other pass-through entities (and any investors thereof), certain former citizens or long-term residents of the United States, dealers or traders in securities or foreign currency, U.S. Holders subject to the alternative minimum tax, U.S. Holders whose functional currency is not United States dollars, persons subject to special tax accounting rules under Section 451(b) of the Code, or persons that hold notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction. In addition, this summary does not address any aspects of other U.S. federal tax laws, such as estate and gift tax laws or the Medicare contribution tax on net investment income, or any applicable state, local or non-U.S. tax laws.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of a 2028 note or 2052 note that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust if (A) a U.S. court is able to exercise primary supervision of the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has made a valid election to be treated as a U.S. person under applicable Treasury Regulations.
If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, owns a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns a note are urged to consult their tax advisers as to the particular U.S. federal income tax consequences applicable to them.
This summary does not constitute, and should not be considered as, legal or tax advice to holders of notes. Prospective investors are urged to consult their tax advisers with regard to the application of the tax considerations discussed below to their particular situations as well as the application of any state, local, non-U.S. or other tax laws, including gift and estate tax laws.
Effect of Repurchase Upon a Change of Control Triggering Event
BFI will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event. It is possible that BFI’s offer to repurchase the notes at a premium could implicate the Treasury Regulations relating to “contingent payment debt instruments.” If the notes were characterized as contingent payment debt instruments, U.S. Holders might, among other things, be required to accrue interest income at a rate higher than the stated interest on the notes and to treat any gain recognized on the sale, exchange, retirement, redemption or other taxable disposition of a note as ordinary income rather than as capital gain.
BFI intends to take the position that the likelihood of such repurchase of the notes at a premium is remote or incidental, and thus that the notes should not be treated as contingent payment debt instruments. BFI’s determination that such a contingency is remote or incidental is binding on a U.S. Holder, unless the U.S. Holder discloses a contrary position in the manner required by Treasury Regulations. BFI’s determination, however, is not binding on the U.S. Internal Revenue Service (“IRS”), and the IRS could challenge this determination.
The remainder of this summary assumes that BFI’s determination that such a contingency is remote or incidental is correct. U.S. Holders are urged to consult their tax advisers regarding the possible application of the special rules related to contingent payment debt instruments.
Qualified Reopening
Pursuant to applicable Treasury Regulations, we intend to treat the 2028 notes as issued in a “qualified reopening” of the original 2028 notes. For U.S. federal income tax purposes, debt instruments issued in a qualified reopening are deemed to be part of the same issue as the original debt instruments. Accordingly, if the issuance of the 2028 notes is treated as a qualified reopening, then the 2028 notes will have the same issue date, the same issue price, and (with respect to holders) the same adjusted issue price as the original 2028 notes for U.S. federal income tax purposes. Under the rules governing qualified reopenings, because the original 2028 notes were not issued with “original issue discount” (“OID”) for U.S. federal income tax purposes, the 2028 notes also will not have OID. The remainder of this summary assumes that the 2028 notes will be issued in a qualified reopening and will not have OID. However, depending on a holder’s purchase price, the notes may have amortizable bond premium. Special rules govern the treatment of amortizable bond premium, as described below under “— Premium.”
Payments of Interest
Except with respect to pre-issuance accrued interest in respect of the 2028 notes (discussed below), interest on a note (including any taxes withheld on payments of interest and any “Additional Amounts” or “Company Additional Amounts,” each as defined under “— Description of the Notes”) generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with the holder’s method of accounting for U.S. federal income tax purposes.
Interest and Additional Amounts or Company Additional Amounts, as applicable, paid by BFI on the notes generally will constitute income from sources outside the United States for the purpose of calculating the foreign tax credit allowable to a U.S. Holder. For U.S. foreign tax credit purposes, interest and Additional Amounts or Company Additional Amounts, as applicable, paid by BFI generally will constitute “passive category income.” The rules relating to foreign tax credits are complex, and U.S. Holders are urged to consult their tax advisers regarding the availability of a foreign tax credit under their particular circumstances.
Pre-Issuance Accrued Interest
A portion of the price paid for a 2028 note will be allocable to stated interest that accrued prior to the date the 2028 note is purchased (the “pre-issuance accrued interest”). A U.S. Holder may elect to treat a portion of the first stated interest payment, due on July 25, 2022, in an amount equal to the pre-issuance accrued interest as a return of the pre-issuance accrued interest and not as a payment of stated interest on the 2028 note. Amounts treated as a return of the pre-issuance accrued interest should not be taxable when received, but should reduce a holder’s adjusted tax basis in the 2028 note by a corresponding amount.
Premium
To the extent a U.S. Holder’s purchase price for a 2028 note is greater than the sum of all amounts payable on such note after the purchase date, other than payments of qualified stated interest, the 2028 note will have amortizable bond premium to the extent of such excess. A U.S. Holder may generally elect to amortize the premium over the remaining term of the 2028 note on a constant yield method as an offset to stated interest when includible in income under the U.S. Holder’s regular accounting method. The election to amortize premium using a constant yield method, once made, will apply to certain other debt instruments that the U.S. Holder previously acquired at a premium or that the U.S. Holder acquires at a premium on or after the first day of the first taxable year to which the election applies, and a U.S. Holder may not revoke this election without the consent of the IRS. If a U.S. Holder elects to amortize the premium, the holder must reduce its tax basis in the 2028 notes by the amount of premium used to offset stated interest as set forth above. If a U.S. Holder does not elect to amortize the premium, that premium will decrease the gain or increase the loss that otherwise would be recognized on a disposition of the 2028 note. The rules relating to amortizable bond premium, the determination of the accrual period for any such bond premium, and the effect of an election to amortize bond premium are complex, and potential investors are urged to consult their tax advisers regarding the application of these rules to their particular circumstances.
Original Issue Discount
It is expected, and this summary assumes, that the notes will not be issued with OID. If, however, the stated redemption price of a note were to exceed its issue price by more than a de minimis amount, then a U.S. Holder would be required to treat such excess amount as OID, which would be treated for U.S. federal income tax purposes as accruing over the term of the note as interest income. Thus, a U.S. Holder would be required to include OID in income in advance of the receipt of the cash to which such OID is attributable. The U.S. Holder’s adjusted tax basis in a note would be increased by the amount of any OID included in the U.S. Holder’s gross income. In compliance with Treasury Regulations, if BFI determines that the notes have OID, then BFI will provide certain information to the IRS and U.S. Holders of such notes that is relevant to determining the amount of OID in each accrual period.
Sale, Exchange, Redemption or Other Taxable Disposition of Notes
Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss, if any, for U.S. federal income tax purposes, equal to the difference between (i) the amount realized on such sale or other taxable disposition (other than amounts received that are attributable to accrued but unpaid interest, which will be taxed as interest to the extent not previously included in income, as described above) and (ii) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a 2028 note generally will be the amount paid for the 2028 note, reduced by the pre-issuance accrued interest previously received, any amortizable bond premium previously amortized by the U.S. Holder, and any payments on the 2028 note other than interest. A U.S. Holder’s adjusted tax basis in a 2052 note generally will be the amount paid for the 2052 note, reduced by the amount of any payments on the 2052 note other than interest.
Gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of the notes generally will constitute capital gain or loss and will be long-term capital gain or loss if the notes were held by the U.S. Holder for more than one year. For non-corporate U.S. Holders, the net amount of long-term capital gain generally will be subject to taxation at reduced rates. A U.S. Holder’s ability to offset capital losses against ordinary income is limited. Gains recognized by a U.S. Holder on a sale or other taxable disposition of the notes generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.
Information Reporting and Backup Withholding
In general, information reporting will apply to payments of interest on a note and payments of the proceeds from a sale or other taxable disposition of a note made to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a U.S. Holder may be subject to backup withholding tax on such payments if the U.S. Holder does not provide a taxpayer identification number, fails to certify that the holder is not subject to backup withholding tax, or otherwise fails to comply with applicable backup withholding tax rules. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value exceeding certain United States dollar thresholds may be required to include certain information with respect to such assets with their U.S. federal income tax returns. U.S. Holders are urged to consult their tax advisers regarding the foregoing requirements with respect to the notes.
The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, U.S. Holders are urged to consult their tax advisers as to the particular tax consequences to them of purchasing, owning and disposing of notes, including the applicability and effect of any federal, state, local or non-U.S. tax laws and of any proposed changes in applicable law.

UNDERWRITING
Under the terms and subject to the conditions contained in an underwriting agreement dated           , 2022, BFI has agreed to sell to the underwriters named below, for whom Citigroup Global Markets Inc. and SMBC Nikko Securities America, Inc. are acting as representatives (the “Representatives”), the following respective principal amounts of notes:
Underwriter	Principal Amount of 2028 Notes (US$)	Principal Amount of 2052 Notes (US$)
Citigroup Global Markets Inc.	$	$
SMBC Nikko Securities America, Inc.
Total	$	$
The offering price of US$      (less the underwriters’ fees of US$      ) in respect of the 2028 notes (together with US$      of accrued interest to be paid by purchasers of the 2028 notes) will be payable in cash to the Company against delivery on or about           , 2022. The offering price of US$      (less the underwriters’ fees of US$      ) in respect of the 2052 notes will be payable in cash to the Company against delivery on or about           , 2022.
The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the notes may be terminated.
The obligations of the underwriters under the underwriting agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (i) the suspension of the trading in the Class A Shares by the SEC, any Canadian securities regulatory authority, the NYSE or the TSX or the suspension or limitation of trading in securities generally on the NYSE or on the TSX or the establishment of minimum prices on either of such exchanges; (ii) the declaration of a banking moratorium either by U.S. federal, New York State or Canadian authorities; and (iii) the occurrence of any outbreak or the escalation of hostilities, the declaration by the U.S. or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the notes as contemplated by this Prospectus. The respective distribution prices of each series of notes was determined by negotiation between BFI, the Company and the underwriters.
The offering of the notes is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system adopted by the United States. The notes will be offered in the United States and Canada through the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. No sales will be effected in any province of Canada by any underwriter not duly registered as a securities dealer under the laws of such province, other than sales effected pursuant to the exemptions from the registration requirements under the laws of such province. This offering will be made in Canada by Citigroup Global Markets Canada Inc., a broker-dealer affiliate of Citigroup Global Markets Inc. SMBC Nikko Securities America, Inc., whom we refer to in this prospectus supplement as an underwriter, will not offer the notes offered hereby in Canada.
The underwriters propose to offer the notes initially at the public offering prices on the cover page of this prospectus supplement and to selling group members at such prices less a selling concession of (i)    % of the principal amount per 2028 note or (ii)    % of the principal amount per 2052 note. The underwriters and selling group members may allow a discount of (i)    % of the principal amount per 2028 note or (ii)    % of the principal amount per 2052 note on sales to other brokers/dealers. After the initial public offering, the underwriters may change the public offering prices and concessions and discounts to brokers/dealers.
After a reasonable effort has been made to sell all of the notes at the offering prices on the cover page of this prospectus supplement, the underwriters may subsequently reduce and thereafter change, from time to time, the prices at which the notes are offered, provided that the notes are not at any time offered at prices greater than the offering prices on the cover page of this prospectus supplement. The compensation realized by the underwriters will be decreased by the amount that the aggregate prices paid by purchasers for the notes is less than the gross proceeds paid by the underwriters to BFI.
The following table shows the underwriting fees and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).
Paid by BFI
Per 2028 note	%
Per 2052 note	%
BFI estimates that its “out of pocket” expenses for this offering, including filing fees, printing fees and legal and accounting expenses, but not the underwriting fees and commissions, will be US$      .
The 2028 notes are not and will not be listed on any national securities exchange and consequently have no established trading market. The 2052 notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be. See “Risk Factors.”
In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes. Specifically, the underwriters may sell a greater principal amount of notes than they are required to purchase in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the prices of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the notes above independent market levels. None of BFI, the Company or any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the prices of the notes. The underwriters are not required to engage in any of these transactions and may end any of them at any time.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount or commission received by it because the underwriters have repurchased notes sold by or for the account of such other underwriter in stabilizing or short-covering transactions.
In the underwriting agreement, BFI and the Company have agreed that they will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by BFI, the Company or any affiliate of BFI, the Company or any person in privity with BFI, the Company or any affiliate of BFI or the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any senior debt securities issued or guaranteed by BFI or the Company (other than the notes) or publicly announce an intention to effect any such transaction, until the closing of the offering of the notes. For the avoidance of doubt, this provision shall not prohibit the incurrence of indebtedness by Brookfield under any commercial paper program or under Brookfield’s revolving credit facilities in effect on the date of the underwriting agreement. BFI and the Company have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.
The notes offered by this Prospectus may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any notes offered by this Prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.
In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the second business day following the date of pricing of the notes (this settlement cycle being referred to as “T+2”).
Notice to Prospective Investors in the European Economic Area
The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This Prospectus has been prepared on the basis that any offer of notes in the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This Prospectus is not a prospectus for the purposes of the Prospectus Regulation.
In connection with the offering, Citigroup Global Markets Inc. and SMBC Nikko Securities America, Inc. are not acting for anyone other than BFI and will not be responsible to anyone other than the BFI for providing the protections afforded to their clients nor for providing advice in relation to the offering.
The above selling restriction is in addition to any other selling restrictions set out below.
Notice to Prospective Investors in the United Kingdom
The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of  (i) a retail client, as defined in point (8) of Article 2 of

Regulation (EU) 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This Prospectus has been prepared on the basis that any offer of notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of notes. This Prospectus is not a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.
In the United Kingdom, this document is for distribution only to, and is only directed at, qualified investors (as defined in the UK Prospectus Regulation) who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any notes may otherwise lawfully be communicated or caused to be communicated (all such persons being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
Notice to Prospective Investors in Switzerland
This Prospectus is not intended to constitute an offer or solicitation to purchase or invest in the notes. The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this offering memorandum nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to the FinSA, and neither this Prospectus nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to Prospective Investors in Hong Kong
No underwriter nor any of their affiliates (i) have offered or sold, or will offer or sell, in Hong Kong, by means of any document, the notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) have issued or had in its possession for the purposes of issue, or will issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.
Notice to Prospective Investors in Japan
The notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan, Act No. 25 of 1948, as amended (the “FIEA”) and the underwriters will not offer or sell any of the notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, FIEA and any other applicable laws, regulations and ministerial guidelines promulgated by the relevant Japanese governmental or regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law. Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, BFI has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
PRIOR SALES
No debt securities have been issued by BFI during the 12 months preceding the date of this prospectus supplement except for: (i) the issuance of the 2051 notes at a price of 103.715% of their principal amount; and (ii) the issuance of the 2031 notes at a price of 100% of their principal amount.
LEGAL MATTERS
The validity of the notes being offered hereby will be passed upon for the Company and BFI by Torys LLP of Toronto, Ontario, and New York, New York, with respect to certain matters of Canadian law and of United States law, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP of Toronto, Ontario, with respect to certain matters of United States law and Goodmans LLP of Toronto, Ontario, with respect to certain matters of Canadian law. As at February 2, 2022, the partners and associates of each of Torys LLP and Goodmans LLP owned beneficially as a group, directly or indirectly, less than 1% of our outstanding shares.
ELIGIBILITY FOR INVESTMENT
In the opinion of Torys LLP and Goodmans LLP, the notes, if acquired on the date hereof, would at that time be “qualified investments” under the Tax Act and the Regulations for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), tax-free savings account (“TFSA”) or deferred profit sharing plan, other than a deferred profit sharing plan to which contributions are made by BFI or by an employer with which BFI does not deal at arm’s length for purposes of the Tax Act.

Notwithstanding the foregoing, a holder of a TFSA or an RDSP, a subscriber of an RESP or an annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if the notes are a “prohibited investment” (as defined in the Tax Act) for the TFSA, RDSP, RESP, RRSP or RRIF. The notes generally will not be a “prohibited investment” on the date hereof if the holder of the TFSA or RDSP, the subscriber of the RESP or the annuitant under the RRSP or RRIF, as applicable: (i) deals at arm’s length for the purposes of the Tax Act with BFI and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the “prohibited investment” rules) in BFI. Investors who intend to hold the notes in a TFSA, RDSP, RESP, RRSP or RRIF should consult their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.

Base Shelf Prospectus
This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, and the prospectus contained herein is not complete and may be changed. These securities may not be offered or sold prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell in any U.S. state where the offer or sale is not permitted.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, Telephone: (416) 363-9491, and are also available electronically at the Canadian Securities Administrators’ Website at www.sedar.com.
New Issue	October 6, 2020
SHORT FORM BASE SHELF PROSPECTUS
US$3,500,000,000
BROOKFIELD ASSET
MANAGEMENT INC.
Debt Securities
Class A Preference Shares
Class A Limited Voting Shares
BROOKFIELD FINANCE INC.	BROOKFIELD FINANCE II INC.	BROOKFIELD FINANCE LLC
Debt Securities	Debt Securities	Debt Securities
BROOKFIELD FINANCE II LLC	BROOKFIELD FINANCE (AUSTRALIA) PTY LTD	BROOKFIELD FINANCE I (UK) PLC
Preferred Shares (representing limited liability company interests)	Debt Securities	Debt Securities
During the 25-month period that this short form base shelf prospectus, including any amendments hereto (this “Prospectus”), remains effective, (i) each of Brookfield Asset Management Inc. (the “Company” or “BAM”), Brookfield Finance Inc. (“BFI”), Brookfield Finance LLC (the “US LLC Issuer”), Brookfield Finance II Inc. (“BFI II”), Brookfield Finance (Australia) Pty Ltd (the “AUS Issuer”) and Brookfield Finance I (UK) PLC (the “UK Issuer,” and together with BFI, the US LLC Issuer, BFI II and the AUS Issuer, the “Finance Debt Issuers”) may from time to time offer and issue senior or subordinated, as applicable, unsecured debt securities (the “BAM Debt Securities”, “BFI Debt Securities”, “US LLC Debt Securities”, “BFI II Debt Securities”, “AUS Issuer Debt Securities” and “UK Issuer Debt Securities” respectively, and collectively the “Debt Securities”), (ii) the Company may from time to time offer and issue Class A Preference Shares (the “BAM Preference Shares”) and Class A Limited Voting Shares (the “Class A Shares”) and (iii) Brookfield Finance II LLC (the “US Pref Issuer”) (collectively with BAM, BFI, the US LLC Issuer, BFI II, the AUS Issuer and the UK Issuer, the “Issuers” and each an “Issuer”) may from time to time offer and issue preferred shares representing limited liability company interests (the “US Preferred Shares”, and together with the BAM Preference Shares, the “Preference Securities”, and the Preference Securities, Class A Shares and Debt Securities collectively referred to herein as the “Securities”). Each of the BFI Debt Securities, US LLC Debt Securities, BFI II Debt Securities, AUS Issuer Debt Securities and UK Issuer Debt Securities will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by the Company, and the US Preferred Shares will be fully and unconditionally guaranteed as to the payment of distributions when due, the payment of amounts due on redemption, and the payment of amounts due on the liquidation, dissolution or winding-up of the US Pref Issuer, in each case by the Company.
The Company, BFI and BFI II are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with the Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of U.S. companies.
Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in Canada or are residents in, or citizens of, the United States may not be described fully herein or in a Prospectus Supplement (as defined below). Prospective investors should consult their own tax advisors with respect to their particular circumstances.
(continued on next page)

(continued from cover)
The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company, BFI, BFI II, the AUS Issuer and the UK Issuer are incorporated or organized under the laws of a foreign jurisdiction outside of the United States and that some or all of their officers and directors may be residents of a foreign jurisdiction outside of the United States, that some or all of the underwriters or experts named or to be named in the registration statement may be residents of a foreign jurisdiction outside of the United States and that all or a substantial portion of the assets of the Issuers and such persons may be located outside the United States.

See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” beginning on pages iii and 2 for a discussion of certain risks that you should consider in connection with an investment in these Securities.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”), ANY U.S. STATE SECURITIES COMMISSION, OR ANY CANADIAN REGULATORY AUTHORITY, NOR HAS THE COMMISSION, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Collectively, the Issuers may offer and issue Securities either separately or together, in one or more offerings in an aggregate principal amount of up to US$3,500,000,000 (or the equivalent in other currencies or currency units). Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in one or more prospectus supplements (each a “Prospectus Supplement”) to be delivered to purchasers together with this Prospectus, and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Issuer or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis), any exchange or conversion terms and any other specific terms, (ii) in the case of the BAM Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms, (iii) in the case of Class A Shares, the number of shares offered, the issue price and any other specific terms, and (iv) in the case of the US Preferred Shares, the designation of the particular class, series, aggregate principal amount, the number of shares representing limited liability company interests offered, the issue price, the distribution rate, the distribution payment dates, any terms for redemption at the option of the US Pref Issuer or the holder, any exchange or conversion terms and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. The Issuers have filed an undertaking with the securities regulatory authorities in each of the provinces of Canada that they will not distribute, under this Prospectus, Securities that, at the time of distribution, are novel without pre-clearing the disclosure to be contained in the Prospectus Supplement, pertaining to the distribution of such Securities, with the applicable regulator.
The Company’s, BFI’s and BFI II’s head and registered offices are at Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, M5J 2T3. The US LLC Issuer’s and the US Pref Issuer’s head and registered office is at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, United States 10281-1023. The AUS Issuer’s registered and head office is Level 22, 135 King Street, Sydney, NSW, Australia 2000. The UK Issuer’s registered and head office is Level 25 One Canada Square, London, United Kingdom, E14 5AA.
The Issuers may sell the Securities to or through underwriters or dealers or directly to investors or through agents. The Prospectus Supplement relating to each series of offered Securities will identify each person who may be deemed to be an underwriter or agent with respect to such series and will set forth the terms of the offering of such series, including, to the extent applicable, the initial public offering price, the proceeds to the applicable Issuer, the underwriting commissions or agent commissions, as applicable, and any other concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the related Prospectus Supplement.
In connection with any underwritten offering of Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.
The outstanding BAM Preference Shares, Series 2, Series 4, Series 8, Series 9, Series 13, Series 17, Series 18, Series 24, Series 25, Series 26, Series 28, Series 30, Series 32, Series 34, Series 36, Series 37, Series 38, Series 40, Series 42, Series 44, Series 46 and Series 48 are listed on the Toronto Stock Exchange. The outstanding Class A Shares are listed for trading on the New York and Toronto stock exchanges.
The US LLC Issuer, the US Pref Issuer, the AUS Issuer, the UK Issuer, certain directors of each of the Company, the AUS Issuer and the UK Issuer and certain managers of the US LLC Issuer and the US Pref Issuer (collectively, the “Non-Residents”) are incorporated, continued or otherwise organized under the laws of a non-Canadian jurisdiction or reside outside of Canada, as applicable. Although each of the Non-Residents has appointed the Company, Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, as its agent for service of process in Ontario, it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a non-Canadian jurisdiction or resides outside of Canada, even if the Non-Resident has appointed an agent for service of process. See “Agent for Service of Process”.
There is no market through which the Debt Securities or the Preference Securities may be sold and purchasers may not be able to resell Debt Securities or Preference Securities purchased under this Prospectus. This may affect the pricing of the Debt Securities or the Preference Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities or the Preference Securities, and the extent of issuer regulation. See “Risk Factors”.

In this Prospectus, unless the context otherwise indicates, references to the “Company” refer to Brookfield Asset Management Inc. and references to “we”, “us”, “our” and “Brookfield” refer to the Company and its direct and indirect subsidiaries including BFI, the US LLC Issuer, BFI II, the AUS Issuer, the UK Issuer and the US Pref Issuer. All dollar amounts set forth in this Prospectus and any Prospectus Supplement are in U.S. dollars, except where otherwise indicated.
i

DOCUMENTS INCORPORATED BY REFERENCE
The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the Commission, are specifically incorporated by reference in this Prospectus:
(a)
the Company’s annual information form for the financial year ended December 31, 2019, filed on SEDAR on March 26, 2020 (the “AIF”);

(b)
the Company’s audited comparative consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2019 and 2018, together with the accompanying auditor’s report thereon;

(c)
the management’s discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b) above (the “ MD&A”);

(d)
the Company’s unaudited comparative interim consolidated financial statements for the three and six months ended June 30, 2020 and 2019;

(e)
the management’s discussion and analysis for the unaudited comparative interim consolidated financial statements referred to in paragraph (d) above (the “ Interim MD&A”); and

(f)
the Company’s management information circular filed on SEDAR on May 13, 2020.

Any documents of the Company, and if applicable, the Finance Debt Issuers and the US Pref Issuer, of the type described in item 11.1 of Form 44-101F1 — Short Form Prospectus, and any “template version” of “marketing materials” (each as defined in National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”)), that are required to be filed by the Company, and if applicable, the Finance Debt Issuers and the US Pref Issuer with the applicable securities regulatory authorities in Canada, after the date of this Prospectus and prior to the termination of the applicable offering of Securities shall be deemed to be incorporated by reference into this Prospectus. Each annual report on Form 40-F filed by the Company will be incorporated by reference into this Prospectus and the U.S. registration statement on Forms F-10 and F-3 of which it forms a part (the “Registration Statement”). In addition, any report on Form 6-K filed by the Company with the Commission after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the Registration Statement if and to the extent expressly provided in such report. The Company’s reports on Form 6-K and its annual report on Form 40-F are available at the Commission’s website at www.sec.gov.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
Upon a new annual information form and new interim or annual financial statements being filed with and, where required, accepted by the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous interim or annual financial statements and all material change reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new management information circular in connection with an annual meeting being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.
A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for purposes of the offering of Securities covered by that Prospectus Supplement.
Prospective investors should rely only on the information incorporated by reference or contained in this Prospectus or any Prospectus Supplement and on the other information included in the Registration Statement relating to the Securities and of which this Prospectus is a part. The Issuers have not authorized anyone to provide different or additional information.
Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 telephone: (416) 363-9491, and are also available electronically on System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.
AVAILABLE INFORMATION
The Issuers have filed the Registration Statement with the Commission under the United States Securities Act of 1933, as amended (the “Securities Act”). This Prospectus does not contain all of the information set forth in such Registration Statement, to which reference is made for further information.
The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Commission maintains an Internet site (http://www.sec.gov) that makes available reports and other information that the Company files or furnishes electronically with it. The Company’s Internet site can be found at http://bam.brookfield.com. The information on our website is not incorporated by reference into this Prospectus and should not be considered a part of this Prospectus, and the reference to our website in this Prospectus is an inactive textual reference only.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus and the documents incorporated by reference herein contain forward-looking information and other “forward-looking statements” within the meaning of Canadian and United States securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, including, but not limited to, statements that reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
The words “expects,” “likely”, “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”, which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond Brookfield’s control, including the ongoing and developing novel coronavirus pandemic (“COVID-19”) and the global economic shutdown, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: investment returns that are lower than target; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business or may do business, including as a result of COVID-19 and the global economic shutdown; changes in government regulation and legislation within the countries in which we operate and our failure to comply with regulatory requirements; governmental investigations; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; the ability to transfer financial commitments entered into in support of our asset management franchise; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the ability to appropriately manage human capital; changes in tax laws; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the introduction, withdrawal, success and timing of business initiatives and strategies; the failure of effective disclosure controls and procedures and internal controls over financial reporting; the effect of applying future accounting changes; business competition; operational and reputational risks; health, safety and environmental risks; technological change; catastrophic events, such as earthquakes, hurricanes, and pandemics/epidemics, including COVID-19; the failure of our information technology systems; litigation; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; the maintenance of adequate insurance coverage; the ability to collect amounts owed; the existence of information barriers between certain businesses within our asset management operations; risks specific to our business segments, including our real estate, renewable power, infrastructure, private equity, credit and residential development activities; and other risks and factors detailed in this Prospectus under the heading “Risk Factors” as well as in the AIF under the heading “Business Environment and Risks” and the MD&A under the heading “Part 6 — Business Environment and Risks” and the risks included in the Interim MD&A, each incorporated by reference in this Prospectus, as well as in other documents filed by the Issuers from time to time with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. Nonetheless, all of the forward-looking statements contained in this Prospectus or in documents incorporated by reference herein are qualified by these cautionary statements. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Issuers undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

SUMMARY
The Company
The Company is a global alternative asset manager with approximately US$550 billion in assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield offers a range of public and private investment products and services which leverage its expertise and experience. The Company’s Class A Shares are co-listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BAM” and “BAM.A”, respectively.
Brookfield Finance Inc.
BFI was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is an indirect 100% owned subsidiary of the Company. BFI has issued or become an obligor under approximately US$4.9 billion of unsecured debt securities (the “Existing Debt Securities”) as of the date hereof. The Existing Debt Securities are fully and unconditionally guaranteed by the Company.
Brookfield Finance LLC
The US LLC Issuer was formed on February 6, 2017 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Company. The US LLC Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own, other than the issuance of US LLC Debt Securities and the investments it makes with the net proceeds of such US LLC Debt Securities. Any debt securities issued by the US LLC Issuer are fully and unconditionally guaranteed by the Company. On March 10, 2017, the US LLC Issuer issued US$750 million of 4.00% notes due in 2024 (the “2024 Notes”). On December 31, 2018, as part of an internal reorganization, the 2024 Notes were transferred to BFI. On February 21, 2020, the US LLC Issuer issued US$600 million of 3.50% notes due in 2050.
BFI II
BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a direct 100% owned subsidiary of the Company. BFI II has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.
The AUS Issuer
The AUS Issuer was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is an indirect 100% owned subsidiary of the Company. The AUS Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.
The UK Issuer
The UK Issuer was incorporated on September 25, 2020 under the UK Companies Act 2006 and is an indirect 100% owned subsidiary of the Company. The registered number of the UK Issuer is 12904555. The UK Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.
The US Pref Issuer
The US Pref Issuer was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Company. The US Pref Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.
The Offering
The Securities described herein may be offered from time to time in one or more offerings utilizing a “shelf” process under Canadian and U.S. securities laws. Under this shelf process, this Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading “Available Information.”

RISK FACTORS
An investment in the Securities is subject to a number of risks. Before deciding whether to invest in the Securities, investors should consider carefully the risks described in the relevant Prospectus Supplement and the information incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference). Specific reference is made to the section entitled “Part 6 — Business Environment and Risks” in the MD&A, the section entitled “Business Environment and Risks” in the AIF and the risks included in the Interim MD&A, each of which is incorporated by reference in this Prospectus.
For further details concerning the impact of COVID-19 on the Company, please see “Part 6 — Business Environment and Risks” in the MD&A and the discussion included in the sections entitled “Part 2 — Review of Consolidated Financial Results — Overview” and “Part 5 — Accounting Policies and Internal Controls — Accounting Policies, Estimates and Judgements — COVID-19” in the Interim MD&A. The Company continues to closely monitor developments associated with COVID-19 and the related global impact. No new material facts in relation to the Company with regard to COVID-19 have occurred since the date of the Interim MD&A.

CONSOLIDATING SUMMARY FINANCIAL INFORMATION AND SUPPLEMENTAL INFORMATION
The following consolidating summary financial information is provided in compliance with the requirements of item 13.2 of National Instrument 44-101F1 — Short Form Prospectus.
The tables below present summarized financial information for the years ended December 31, 2019 and 2018 and the three and six months ended June 30, 2020 and 2019 for (i) the Company, (ii) BFI, (iii) the US LLC Issuer, (iv) BFI II, (v) the AUS Issuer, (vi) the UK Issuer, (vii) the US Pref Issuer, (viii) the Company’s subsidiaries, other than the Finance Debt Issuers and the US Pref Issuer, on a combined basis, (ix) consolidating adjustments, and (x) the Company and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about the Company and its subsidiaries. This summarized financial information should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2019 and 2018 and the Company’s unaudited interim condensed and consolidated financial statements as at and for the three and six months ended June 30, 2020 and for the three and six months ended June 30, 2019 which are incorporated by reference into this Prospectus.
AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2020 (MILLIONS)	The Company(1)	BFI	US LLC Issuer	BFI II	AUS Issuer	UK Issuer	US Pref Issuer	Subsidiaries of the Company Other than the Finance Debt Issuers and the US Pref Issuer(2)	Consolidating Adjustments(3)	The Company Consolidated
Revenues	$(8)	$138	$8	$—	$—	$—	$—	$13,943	$(1,252)	$12,829
Net (loss) income attributable to shareholders	(656)	87	—	—	—	—	—	667	(754)	(656)
Total assets	68,118	6,109	600	—	—	—	—	330,774	(89,166)	316,435
Total liabilities	36,048	4,611	596	—	—	—	—	196,896	(32,782)	205,369
AS AT DEC. 31,2019 AND FOR THE THREE MONTHS ENDED JUN. 30, 2019 (MILLIONS)	The Company(1)	BFI	US LLC Issuer	BFI II	AUS Issuer	UK Issuer	US Pref Issuer	Subsidiaries of the Company Other than the Finance Debt Issuers and the US Pref Issuers(2)	Consolidating Adjustments(3)	The Company Consolidated
Revenues	$—	$38	$—	$—	$—	$—	$—	$18,179	$(1,293)	$16,924
Net (loss) income attributable to shareholders	399	30	—	—	—	—	—	641	(671)	399
Total assets	70,976	5,389	—	—	—	—	—	335,218	(87,614)	323,969
Total liabilities	35,963	3,994	—	—	—	—	—	197,825	(30,659)	207,123
FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)	The Company(1)	BFI	US LLC Issuer	BFI II	AUS Issuer	UK Issuer	US Pref Issuer	Subsidiaries of the Company Other than the Finance Debt and the US Pref Issuer(2)	Consolidating Adjustments(3)	The Company Consolidated
Revenues	$430	$176	$12	$—	$—	$—	$—	$32,015	$(3,218)	$29,415
Net (loss) income attributable to shareholders	(949)	82	—	—	—	—	—	2,090	(2,172)	(949)

FOR THE SIX MONTHS ENDED JUN. 30, 2019 (MILLIONS)	The Company(1)	BFI	US LLC Issuer	BFI II	AUS Issuer	UK Issuer	US Pref Issuer	Subsidiaries of the Company Other than the Finance Debt Issuers and the US Pref Issuer(2)	Consolidating Adjustments(3)	The Company Consolidated
Revenues	$(21)	$72	$—	$—	$—	$—	$—	$35,358	$(3,277)	$32,132
Net (loss) income attributable to shareholders	1,014	34	—	—	—	—	—	1,985	(2,019)	1,014
AS AT AND FOR THE YEAR ENDED DEC 31, 2019 (MILLIONS)	The Company(1)	BFI	US LLC Issuer	BFI II	AUS Issuer	UK Issuer	US Pref Issuer	Subsidiaries of the Company Other than the FinanceDebt Issuers and the US Pref Issuer(2)	Consolidating Adjustments(3)	The Company Consolidated
Revenues	$104	$148	$—	$—	$—	$—	$—	$73,415	$(5,841)	$67,826
Net (loss) income attributable to shareholders	2,807	40	—	—	—	—	—	3,578	(3,618)	2,807
Total assets	70,976	5,389	—	—	—	—	—	335,218	(87,614)	323,969
Total liabilities	35,963	3,994	—	—	—	—	—	197,825	(30,659)	207,123
AS AT AND FOR THE YEAR ENDED DEC 31, 2018 (MILLIONS)	The Company(1)	BFI	US LLC Issuer	BFI II	AUS Issuer	UK Issuer	US Pref Issuer	Subsidiaries of the Company Other than the FinanceDebt Issuers and the US Pref Issuer(2)	Consolidating Adjustments(3)	The Company Consolidated
Revenues	$810	$43	$53	$—	$—	$—	$—	$63,147	$(7,282)	$56,771
Net (loss) income attributable to shareholders	3,584	(46)	(1)	—	—	—	—	4,651	(4,604)	3,584
Total assets	59,105	4,330	13	—	—	—	—	274,830	(81,997)	256,281
Total liabilities	29,290	2,909	6	—	—	—	—	156,656	(29,730)	159,131

(1)
This column accounts for investments in all subsidiaries of the Company under the equity method.

(2)
This column accounts for investments in all subsidiaries of the Company other than the Finance Debt Issuers and the US Pref Issers, on a combined basis.

(3)
This column includes the necessary amounts to present the Company on a consolidated basis.

The Company has elected to comply with Rule 13-01 of Regulation S-X, as adopted by the Commission on March 2, 2020 and set forth in SEC Release No. 33-10762 (the “Adopting Release”) in advance of the effective date of January 4, 2021. As permitted by the Adopting Release, the Company is omitting financial disclosures with respect to the US LLC Issuer, the AUS Issuer, the UK Issuer and the US Pref Issuer because such subsidiaries have no significant assets or liabilities, no subsidiaries, no ongoing business operations of their own, are direct or indirect wholly-owned subsidiaries of the Company, and the Company will fully and unconditionally guarantee the debt or preferred securities issued by each such finance subsidiary issuer. Please see “Description of Debt Securities — General” and “Description of the US Pref Issuer Preferred Shares — Guarantee” for additional information about the guarantees.

USE OF PROCEEDS
Unless otherwise indicated in a Prospectus Supplement, the net proceeds from the sale of Securities by the Issuers will be used for general corporate purposes.

DESCRIPTION OF CAPITAL STRUCTURE OF THE ISSUERS
The Company’s authorized share capital consists of an unlimited number of preference shares designated as Class A Preference Shares, issuable in series, an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, an unlimited number of Class A Shares, and 85,120 Class B Limited Voting Shares (“Class B Shares”). As of the date of this Prospectus, the Company had 10,457,685 Class A Preference Shares, Series 2; 3,995,910 Class A Preference Shares, Series 4; 2,476,185 Class A Preference Shares, Series 8; 5,515,981 Class A Preference Shares, Series 9; 9,640,096 Class A Preference Shares, Series 13; 2,000,000 Class A Preference Shares, Series 15; 7,840,204 Class A Preference Shares, Series 17; 7,866,749 Class A Preference Shares, Series 18; 9,278,894 Class A Preference Shares, Series 24; 1,529,133 Class A Preference Shares, Series 25; 9,770,928 Class A Preference Shares, Series 26; 9,233,927 Class A Preference Shares, Series 28; 9,787,090 Class A Preference Shares, Series 30; 11,750,299 Class A Preference Shares, Series 32; 9,876,735 Class A Preference Shares, Series 34; 7,842,909 Class A Preference Shares, Series 36; 7,830,091 Class A Preference Shares, Series 37; 7,906,132 Class A Preference Shares, Series 38; 11,841,025 Class A Preference Shares, Series 40; 11,887,500 Class A Preference Shares, Series 42; 9,831,929 Class A Preference Shares, Series 44; 11,740,797 Class A Preference Shares, Series 46; 11,885,972 Class A Preference Shares, Series 48; 1,575,004,153 Class A Shares; and 85,120 Class B Shares issued and outstanding.
BFI’s authorized share capital consists of an unlimited number of common shares, an unlimited number of preference shares designated as Class A Preference Shares, issuable in series, and an unlimited number of preference shares designated as Class B Preference Shares, issuable in series. As of the date of this Prospectus, BFI had 389,181 common shares; 6,400,000 Class A Preference Shares, Series 1; and 54,262,400 Class B Preference Shares, Series 1 issued and outstanding.
The US LLC Issuer’s authorized share capital consists of an unlimited number of common shares representing limited liability company interests. As of the date of this Prospectus, 101 common shares of the US LLC Issuer are issued and outstanding.
BFI II’s authorized share capital consists of an unlimited number of common shares. As of the date of this Prospectus, 100 common shares of BFI II are issued and outstanding.
The AUS Issuer’s authorized share capital consists of an unlimited number of ordinary shares. As of the date of this Prospectus, 10 ordinary shares of the AUS Issuer are issued and outstanding.
The UK Issuer’s share capital consists of ordinary shares. As of the date of this Prospectus, 50,000 ordinary shares of the UK Issuer are issued and outstanding.
The US Pref Issuer’s authorized share capital consists of an unlimited number of common shares and preferred shares representing limited liability company interests. As of the date of this Prospectus, 100 common shares representing limited liability company interests of the US Pref Issuer are issued and outstanding.
DESCRIPTION OF THE BAM PREFERENCE SHARES
The following description sets forth certain general terms and provisions of the BAM Preference Shares. The particular terms and provisions of a series of BAM Preference Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.
Series
The BAM Preference Shares may be issued from time to time in one or more series. The board of directors of the Company will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
The BAM Preference Shares rank senior to the Class AA Preference Shares, the Class A Shares, the Class B Shares and other shares ranking junior to the BAM Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. Each series of BAM Preference Shares ranks on a parity with every other series of BAM Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.
Shareholder Approvals
The Company shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the BAM Preference Shares as a class or create preference shares ranking in priority to or on parity with the BAM Preference Shares except by special resolution passed by at least 66 2∕3% of the votes cast at a meeting of the holders of the BAM Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Company. Each holder of BAM Preference Shares entitled to vote at a class meeting of holders of BAM Preference Shares, or at a joint meeting of the holders of two or more series of BAM Preference Shares, has one vote in respect of each C$25.00 of the issue price of each BAM Preference Share held by such holder.
DESCRIPTION OF THE CLASS A SHARES
The following description sets forth certain general terms and provisions of the Class A Shares. The particular terms and provisions of Class A Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.
Dividend Rights and Rights Upon Dissolution or Winding-Up
The Class A Shares rank on parity with the Class B Shares and rank after the BAM Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time with respect to the payment of dividends (if, as and when declared by the board of directors of the Company) and return of capital on the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.
Voting Rights
Except as set out below under “— Election of Directors”, each holder of a Class A Share and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Company’s shareholders (except meetings at which only holders of another specified class or series of shares are entitled to vote) and is entitled to cast one vote per share held, which results in the Class A Shares and Class B Shares each controlling 50% of the aggregate voting rights of the Company. Subject to applicable law and in addition to any other required shareholder approvals, all matters approved by shareholders (other than the election of directors), must be approved by: (i) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2∕3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be, and (ii) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2∕3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.
Election of Directors
In the election of directors, holders of Class A Shares, together, in certain circumstances, with the holders of certain series of BAM Preference Shares, are entitled to elect one-half of the board of directors of the Company, provided that if the holders of BAM Preference Shares, Series 2 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Shares, together, in certain circumstances with the holders of BAM Preference Shares, shall be reduced by the number of directors to be elected by holders of BAM Preference Shares, Series 2. Holders of Class B Shares are entitled to elect the other one-half of the board of directors of the Company.

Each holder of Class A Shares has the right to cast a number of votes equal to the number of Class A Shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder of Class A Shares in the election of directors. A holder of Class A Shares may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder of Class A Shares sees fit. Where a holder of Class A Shares has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder of Class A Shares will be deemed to have divided the holder’s votes equally among the candidates for whom the holder of Class A Shares voted.
DESCRIPTION OF THE US PREF ISSUER PREFERRED SHARES
The US Pref Issuer’s limited liability company agreement authorizes its board of managers to establish one or more series of US Preferred Shares representing limited liability company interests of the US Pref Issuer. The US Pref Issuer’s board of managers is able to determine, with respect to any series of US Preferred Shares, the terms and rights of that series, including:
•
the designation of the series;

•
the number of preferred shares representing limited liability company interests of the series;

•
whether distributions, if any, will be cumulative or non-cumulative and the distribution rate of the series;

•
the dates at which distributions, if any, will be payable;

•
the redemption rights and price or prices, if any, for preferred shares representing limited liability company interests of the series;

•
the terms and amounts of any sinking fund provided for the purchase or redemption of the preferred shares representing limited liability company interests of the series;

•
the amounts payable on preferred shares representing limited liability company interests of the series in the event of our liquidation or dissolution;

•
whether the preferred shares representing limited liability company interests of the series will be convertible into or exchangeable for interests of any other class or series or any other security of our company or any other entity;

•
restrictions on the issuance of preferred shares representing limited liability company interests of the series or of any shares representing limited liability company interests of any other class or series; and

•
the voting rights, if any, of the holders of the preferred shares representing limited liability interests of the series.

Guarantee
All US Preferred Shares issued by the US Pref Issuer will be fully and unconditionally guaranteed by the Company. Set forth below is a summary of information concerning the preferred share guarantees that the Company will execute and deliver for the benefit of the holders of any series of preferred shares representing limited liability company interests offered by the US Pref Issuer. A prospectus supplement will contain more specific information about the terms of the preferred share guarantee.
Pursuant to each preferred share guarantee, the Company will agree to pay in full, to the holders of US Preferred Shares issued by the US Pref Issuer, the guarantee payments, except to the extent paid by the US Pref Issuer, as and when due, regardless of any defense, right of set-off or counterclaim which the US Pref Issuer may have or assert. The following payments, without duplication, with respect to US Preferred Shares, to the extent not paid by the US Pref Issuer, will be subject to the preferred share guarantee:
•
any accumulated and unpaid distributions (as described in the applicable share designation) that have been declared by the board of managers of the US Pref Issuer to be paid on the US Preferred Shares out of funds legally available for such distributions;

•
any redemption price (as described in the applicable share designation), plus all accrued and unpaid distributions to the date of redemption with respect to any US Preferred Shares called for redemption by the US Pref Issuer or otherwise required to be redeemed by the terms of the applicable share designation; and

•
upon a voluntary or involuntary dissolution, winding-up or liquidation of the US Pref Issuer, the aggregate stated liquidation preference and all accumulated and unpaid distributions, whether or not declared, without regard to whether the US Pref Issuer has sufficient assets to make full payment as required on liquidation.

The Company’s obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by the Company to the holders of US Preferred Shares or by causing the US Pref Issuer to pay the amounts to the holders. Each preferred share guarantee will be subordinated to all of the debt of the Company that is not stated to be pari passu or subordinate to the guarantees and will rank senior to the Class A Shares.
DESCRIPTION OF DEBT SECURITIES
The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.
The BAM Debt Securities will be issued under an indenture dated as of September 20, 1995, as amended, restated, supplemented or replaced from time to time (the “BAM Indenture”), between the Company, as issuer, and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada) (“Computershare Canada”), as trustee (the “BAM Trustee”). The BFI Debt Securities will be issued under an indenture dated as of June 2, 2016, as amended, restated, supplemented or replaced from time to time, between BFI, as issuer, the Company, as guarantor, and Computershare Canada, as trustee (the “Existing BFI Indenture”), or pursuant to a separate subordinated indenture that the Company and BFI may enter into (the “New BFI Indenture” and together with the Existing BFI Indenture, the “BFI Indentures”) with Computershare Canada or another trustee named therein (the “BFI Trustee”). The US LLC Debt Securities will be issued under an indenture dated as of February 21, 2020, as amended, restated, supplemented or replaced from time to time (the “US LLC Indenture”), between the US LLC Issuer, as issuer, the Company, as guarantor, Computershare Trust Company, N.A., as U.S. trustee (“Computershare U.S.”), and Computershare Canada, as Canadian trustee, (the “US LLC Trustees”). The BFI II Debt Securities will be issued pursuant to an indenture (the “BFI II Indenture”) to be entered into among BFI II, as issuer, the Company, as guarantor, and Computershare Canada or such other trustee named in the indenture, as trustee (the “BFI II Trustee”). The AUS Issuer Debt Securities will be issued pursuant to an indenture (the “AUS Issuer Indenture”) to be entered into among the AUS Issuer, as issuer, the Company, as guarantor, and Computershare Canada as Canadian trustee and Computershare U.S. as U.S. trustee, or such other trustees named in the indenture (together, the “AUS Issuer Trustees”). The UK Issuer Debt Securities will be issued pursuant to an indenture (the “UK Issuer Indenture” and together with the New BFI Indenture, the US LLC Indenture, the BFI II Indenture, and the AUS Issuer Indenture, the “2020 Indentures”) to be entered into among the UK Issuer, as issuer, the Company, as guarantor, and Computershare Canada as Canadian trustee and Computershare U.S. as U.S. trustee, or such other trustees named in the indenture (together, the “UK Issuer Trustees”). We refer to the BAM Indenture, the Existing BFI Indenture and the 2020 Indentures as the “Indentures”. The Debt Securities may be issued under such other indentures as the Company, the applicable Finance Debt Issuer and the applicable trustee may enter into in the future. The indenture under which any Debt Securities are issued will be specified in the applicable Prospectus Supplement.
The BAM Indenture, the BFI Indentures and the BFI II Indenture are subject to the provisions of the Business Corporations Act (Ontario) and, consequently, are exempt from the operation of certain provisions of the Trust Indenture Act of 1939 pursuant to Rule 4d-9 thereunder. The US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indenture are subject to the Trust Indenture Act of 1939. Executed copies or forms of the Indentures will or have been filed with the Commission as exhibits to the Registration Statement. Each Indenture is or will also be available on each Issuer’s respective SEDAR profile at www.sedar.com.

The following statements with respect to the Indentures and the Debt Securities issued or to be issued thereunder are brief summaries of certain provisions of the Indentures and do not purport to be complete; such statements are subject to the detailed referenced provisions of the applicable Indenture, including the definition of capitalized terms used under this caption. Wherever a particular section or defined term of an Indenture is referred to, the statement is qualified in its entirety by such section or term. References to the “Issuer” and “Indenture Securities” refer to the Company and each Finance Debt Issuer, as issuer, and the Debt Securities issued or to be issued by it under the Indentures. References to the “Trustee” or “Trustees” and any particular Indenture or Debt Securities refer to the BAM Trustee, the BFI Trustee, the US LLC Trustees, the BFI II Trustee, the AUS Issuer Trustees or the UK Issuer Trustees as trustee or trustees under the applicable Indenture.
General
The Indentures do not limit the aggregate principal amount of Indenture Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Indenture Securities may be issued under each Indenture from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European currency units, pounds sterling and Australian dollars. Special Canadian and United States federal income tax considerations applicable to any Indenture Securities so denominated will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, each Indenture permits the Company and each Finance Debt Issuer to increase the principal amount of any series of Indenture Securities previously issued by it and to issue such increased principal amount. (Section 301 of the BAM Indenture, and Section 3.1 of the Existing BFI Indenture and the 2020 Indentures) In the case of additional Debt Securities of a series under the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indenture, issued after the date of original issuance of Debt Securities of such series, if they are not fungible with the original Debt Securities of such series for U.S. federal income tax purposes, then such additional Debt Securities will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the original Debt Securities of such series.
All Debt Securities issued by BFI, the US LLC Issuer, BFI II, the AUS Issuer and the UK Issuer will be fully and unconditionally guaranteed by the Company.
The applicable Prospectus Supplement will set forth the following terms relating to the particular offered Debt Securities: (1) the specific designation of the offered Debt Securities and the Indenture under which they are issued; (2) any limit on the aggregate principal amount of the offered Debt Securities; (3) the date or dates, if any, on which the offered Debt Securities will mature and the portion (if less than all of the principal amount) of the offered Debt Securities to be payable upon declaration of acceleration of maturity; (4) the rate or rates per annum (which may be fixed or variable) at which the offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the Regular Record Dates for any interest payable on the offered Debt Securities which are in registered form (“Registered Debt Securities”); (5) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which the price or prices at which and the terms and conditions upon which the offered Debt Securities may be redeemed or purchased at the option of the Issuer or otherwise; (6) whether the offered Debt Securities will be issuable in registered form or bearer form or both and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the offered Debt Securities in bearer form and as to exchanges between registered and bearer form; (7) whether the offered Debt Securities will be issuable in the form of one or more registered global securities (“Registered Global Securities”) and, if so, the identity of the Depositary for such Registered Global Securities; (8) the denominations in which any of the offered Debt Securities will be issuable if in other than denominations of $1,000 and any multiple thereof; (9) each office or agency where the principal of, and any premium and interest on, the offered Debt Securities will be payable and each office or agency where the offered Debt Securities may be presented for registration of transfer or exchange; (10) if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the offered Debt Securities are denominated and/or in which the payment of the principal of, and any premium and interest on, the offered Debt Securities will or may be payable; (11) any applicable terms or conditions related to the addition of any co-obligor or additional guarantor in respect of any or all series of Debt Securities; and (12) any other terms of the offered Debt Securities, including any applicable subordination provisions, exchange or conversion terms, covenants and additional Events of

Default. Special Canadian and United States federal income tax considerations applicable to the offered Debt Securities, the amount of principal thereof and any premium and interest thereon will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, no Indenture affords the Holders the right to tender Indenture Securities to the Issuer for repurchase, or provides for any increase in the rate or rates of interest per annum at which the Indenture Securities will bear interest, in the event the Company or any Finance Debt Issuer should become involved in a highly leveraged transaction or in the event of a change in control of the Company or any Finance Debt Issuer. (Section 301 of the BAM Indenture, and Section 3.1 of the Existing BFI Indenture and the 2020 Indentures.)
Indenture Securities may be issued bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Indenture Securities or other Indenture Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the Prospectus Supplement relating thereto. (Section 301 of the BAM Indenture, and Section 3.1 of the Existing BFI Indenture and the 2020 Indentures.)
The Indenture Securities will be direct unsecured obligations of the Company and the Finance Debt Issuers and will be unsecured senior or subordinated, as applicable, indebtedness of each of them as described in the applicable Prospectus Supplement. (Section 301 of the BAM Indenture, and Section 3.1 of the Existing BFI Indenture and the 2020 Indentures.)
The Company’s guarantee of the Indenture Securities issued by the Finance Debt Issuers will be unsecured senior or subordinated, as applicable, indebtedness of the Company, including the Company’s obligations under the Indenture Securities issued under the BAM Indenture.
The guarantees will be unsecured general obligations of the Company and will rank equal in right of payment with, or junior to, other unsecured and senior or subordinated debt (other than subordinated debt that has been further subordinated in accordance with its terms), as applicable, of the Company. The Debt Securities and the guarantees will be effectively subordinated to any secured indebtedness of the applicable Issuer or to the Company to the extent of the value of the assets securing such indebtedness. The guarantee by the Company of the Indenture Securities will guarantee the due and punctual payment of the principal of, premium, if any, and interest on the Indenture Securities issued by the applicable Issuer, when and as the same shall become due and payable, whether at maturity, upon redemption, by acceleration or otherwise.
Form, Denomination, Exchange and Transfer
Unless otherwise indicated in the applicable Prospectus Supplement, Indenture Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. (Section 302 of the BAM Indenture, and Section 3.2 of the Existing BFI Indenture and 2020 Indentures.) Indenture Securities may be presented for exchange and Registered Debt Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the applicable Indenture and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or the governmental charges due in connection therewith. Each Issuer has or will appoint, as applicable, their respective Trustees as Security Registrars under each Indenture. (Section 305 of the BAM Indenture, and Section 3.5 of the Existing BFI Indenture and 2020 Indentures.)
Payment
Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of, and any premium and interest on, Registered Debt Securities (other than a Registered Global Security) will be made at the office or agency of the applicable Trustee, in its capacity as paying agent, in Toronto, Canada (in the case of the BAM Indenture) or New York, New York (in the case of the Existing BFI Indenture and the 2020 Indentures), except that, at the option of the particular Issuer, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto at such address as shall appear in the applicable Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the applicable Security Register. (Sections 305, 307, and 1002 of the BAM Indenture, and Sections 3.5, 3.7 and 11.2 of the Existing BFI Indenture and the 2020 Indentures.) Unless otherwise indicated in the applicable

Prospectus Supplement, payment of any interest due on Registered Debt Securities will be made to the Persons in whose name such Registered Debt Securities are registered at the close of business on the Regular Record Date for such interest payment. (Section 307 of the BAM Indenture, and Section 3.7 of the Existing BFI Indenture and 2020 Indentures.)
Registered Global Securities
The Registered Debt Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of, and deposited with, one or more Depositories or nominees, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Indenture Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Section 305 of the BAM Indenture, and Section 3.5 of the Existing BFI Indenture and 2020 Indenture.)
The specific terms of the depositary arrangement with respect to any portion of a particular series of Indenture Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.
Upon the issuance of a Registered Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Indenture Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depositary or its nominee (“participants”) as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Indenture Securities or by the particular Issuer if such Indenture Securities are offered and sold directly by the Issuer. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depositary arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.
So long as the Depositary for a Registered Global Security or its nominee is the registered owner thereof, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Indenture Securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Indenture Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Indenture Securities of such series in definitive form and will not be considered the owners or Holders thereof under the applicable Indenture.
Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the particular Issuer or Trustee or any paying agent for Indenture Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.
We expect that the Depositary for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.
No Registered Global Security may be exchanged in whole or in part for Indenture Securities registered, and no transfer of a Registered Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Registered Global Security or a nominee thereof unless (A) such Depositary (i) has notified the particular Issuer that it is unwilling or unable to continue as Depositary for such Registered Global Security or (ii) has ceased to be a clearing agency registered under the Exchange Act, and a successor securities Depositary is not obtained, (B) there shall have occurred and be continuing an Event of Default with respect to such Registered Global Security, (C) the particular Issuer determines, in its sole discretion, that the Securities of such series shall no longer be represented by such Registered Global Security and executes and delivers to the applicable Trustee(s) an Issuer order that such Registered Global Security shall be so exchangeable and the transfer thereof so registerable or (D) there shall exist such circumstances, if any, in addition to or in lieu of the foregoing as have been specified for this purpose as contemplated in the applicable Indenture. (Section 305 of the BAM Indenture, and Section 3.5.2 of the Existing BFI Indenture and the 2020 Indentures.)
Consolidation, Merger, Amalgamation and Sale of Assets
Pursuant to the BAM Indenture, the Company shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (the “BAM Successor Corporation”) unless: (a) the Company and the BAM Successor Corporation shall have executed, prior to or contemporaneously with the consummation of such transaction, such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that, upon the consummation of such transaction, (i) the BAM Successor Corporation will have assumed all the covenants and obligations of the Company under the BAM Indenture in respect of the Indenture Securities of every series issued thereunder, and (ii) the Indenture Securities of every series issued under the BAM Indenture will be valid and binding obligations of the BAM Successor Corporation entitling the Holders thereof, as against the BAM Successor Corporation, to all the rights of Holders of Indenture Securities under the BAM Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of the Indenture Securities of each and every series or to the rights and powers of the Trustee under the BAM Indenture. (Section 801 of the BAM Indenture.)
Pursuant to the Existing BFI Indenture and the 2020 Indentures, neither the applicable Finance Debt Issuer nor the Company (in each case for purposes of this description, a “Predecessor”) shall enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (in each case for purposes of this description, a “Successor”) unless: (a) the Predecessor and the Successor shall have executed, prior to or contemporaneously with the consummation of such transaction, such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that, upon the consummation of such transaction, (i) the Successor will have assumed all the covenants and obligations of the Predecessor under the applicable Indenture in respect of the Indenture Securities of every series issued thereunder, and in the case of the Company, its guarantee of the Indenture Securities and, (ii) the Indenture Securities of every series issued by the Predecessor will be valid and binding obligations of the Successor, entitling the Holders thereof, as against the Successor, to all the rights of Holders of Indenture Securities under the applicable Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of applicable Indenture Securities of each and every series or to the rights and powers of the applicable Trustee(s) under the applicable Indenture; provided, however, that such restrictions are not applicable to any sale or transfer by the applicable Finance Debt Issuer or the Company to any one or more of their subsidiaries. (Section 9.1 of the Existing BFI Indenture and the 2020 Indentures.)
Events of Default
Unless otherwise indicated in any Prospectus Supplement, each Indenture provides that the following will constitute an Event of Default under such Indenture (except subsection (f) below which is not an Event of

Default under to the BAM Indenture) with respect to Indenture Securities of any series issued by the Company and each Finance Debt Issuer: (a) failure to pay principal of, or any premium on, any Indenture Security of that series when due; (b) failure to pay any interest on any Indenture Securities of that series when due, which failure continues for 30 days; (c) default in the payment of principal and interest on any Indenture Security required to be purchased pursuant to an Offer to Purchase made pursuant to the terms of the Indenture Securities of such series; (d) failure to deposit any sinking fund payment, when due, in respect of any Indenture Security of that series; (e) failure of any Finance Debt Issuer and/or the Company to perform, as applicable, any other covenant in the relevant Indenture (other than a covenant included in such indentures solely for the benefit of a series other than that series), which failure continues for 60 days after written notice has been given by the respective Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series, as provided in the relevant Indenture; (f) the Company’s guarantee of all obligations related to that series shall, for any reason, cease to be, or the Company shall assert in writing to the relevant Trustee or the Holders thereof that such guarantee is not in full force and effect and enforceable against the Company in accordance with its terms; (g) certain events of bankruptcy, insolvency or reorganization affecting the Company and/or the Finance Debt Issuers; and (i) any other Events of Default provided with respect to the Indenture Securities of such series, as described in the applicable Prospectus Supplement. (Section 501 of the BAM Indenture, and Section 6.1 of the Existing BFI Indenture and the 2020 Indentures.)
The following also constitutes an Event of Default under the Existing BFI Indenture and the BAM Indenture: failure by the Company to make any payment of principal of, or interest on, any obligation for borrowed money (other than an obligation payable on demand or maturing less than 12 months from the creation or issue thereof) when due or within any originally stated applicable grace period having an outstanding principal amount in excess of 5% of the Company’s Consolidated Net Worth in the aggregate at the time of default or any failure in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued and if the holders thereof, or a trustee, if any, for such holders declare such obligations to be due and payable prior to the stated maturities thereof, provided that if such default is waived by such holders or trustee, then the Event of Default under the Existing BFI Indenture and the BAM Indenture shall be deemed to be waived without further action on the part of the applicable Trustee or the Holders. (Section 501 of the BAM Indenture and Section 6.1 of the Existing BFI Indenture.)
If an Event of Default (other than an Event of Default related to certain events of bankruptcy, insolvency or reorganization affecting the Company and any Finance Debt Issuer, and the Company in its capacity as guarantor under the applicable Indenture of each Finance Debt Issuer) with respect to the Indenture Securities of any series at the time outstanding shall occur and be continuing either the applicable Trustee(s) or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series by notice, as provided in the applicable Indenture, may declare the principal amount of the Indenture Securities of that series to be due and payable immediately. If an Event of Default related to certain events of bankruptcy, insolvency or reorganization affecting any Issuer occurs with respect to the Indenture Securities of any series at the time outstanding, the principal amount of all the Indenture Securities of that series will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. (Section 502 of the BAM Indenture, Section 6.2 of the Existing BFI Indenture and the 2020 Indentures.) For information as to waiver of defaults, see “— Modification and Waiver”.
Each Indenture provides that the applicable Trustee(s) will be under no obligation to exercise any of its rights or powers under the applicable Indenture (or, in the case of the Existing BFI Indenture and the 2020 Indentures, commence or continue any act, action or proceeding for enforcing any rights of the Trustee(s)) at the request or direction of any of the applicable Holders, unless such Holders shall have offered to such Trustee(s) reasonable indemnity (or, in the case of the Existing BFI Indenture and the 2020 Indentures, sufficient funds to commence or continue compliance with such request and an indemnity to protect the Trustee(s) against losses suffered in compliance with such request). (Section 603 of the BAM Indenture, Section 7.5 of the Existing BFI Indenture and the 2020 Indentures.) Subject to such provisions for the indemnification of the particular Trustee(s), the Holders of a majority in aggregate principal amount of the

Outstanding Securities of any series issued under the applicable Indenture will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee(s) or exercising any trust or power conferred on such Trustee(s) with respect to the Indenture Securities of that series. (Section 512 of the BAM Indenture and Section 6.12 of the Existing BFI Indenture and the 2020 Indentures.)
No Holder of an Indenture Security of any series will have any right to institute any proceeding with respect to the particular Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the applicable Trustee(s) written notice of a continuing Event of Default with respect to the Indenture Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, or in the case of the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indenture, indemnity reasonably satisfactory to each Trustee, to the applicable Trustee(s) to institute such proceeding as trustee, and (iii) the applicable Trustee(s) has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507 of the BAM Indenture, Section 6.7 of the Existing BFI Indenture and the 2020 Indentures.) However, such limitations do not apply to a suit instituted by a Holder of an Indenture Security for the enforcement of payment of the principal of, or of any premium or interest on, such Indenture Security on or after the applicable due date specified in such Indenture Security. (Section 508 of the BAM Indenture, Section 6.8 of the Existing BFI Indenture and the 2020 Indentures.)
The Company and each Finance Debt Issuer are each required to furnish to their respective Trustees a quarterly statement by certain of its officers as to whether or not each Issuer, as applicable, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults. (Section 1004 of the BAM Indenture, and Section 11.4 of the Existing BFI Indenture and 2020 Indentures.) In addition, the US LLC Issuer, AUS Issuer and UK Issuer are or will be required to deliver an annual compliance certificates as required under the Trust Indenture Act. (Section 11.4(d) of the US LLC Indenture, AUS Issuer Indenture and the UK Issuer Indenture.)
Defeasance
Each Indenture provides that, at the option of the applicable Issuer, the Issuer and, in the case of the Existing BFI Indenture and the 2020 Indentures, the Company will be discharged from any and all obligations in respect of any Outstanding Securities upon irrevocable deposit with the applicable Trustee(s), in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of or premium, if any, and each instalment of interest, if any, on such Outstanding Securities (“Defeasance”). Such trust may only be established if certain customary conditions precedent are satisfied, including, among other things, confirmation that Holders will not recognize gain or loss for U.S. federal income tax purposes as a result of such Defeasance. The Issuer may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance (as defined below) option described in the following paragraph if the Issuer meets the conditions precedent at the time the Issuer exercises the Defeasance option.
Each Indenture provides that, at the option of the Issuer, unless and until the Issuer has exercised its Defeasance option described in the preceding paragraph, the Issuer may omit to comply with certain restrictive covenants and such omission shall not be deemed to be an Event of Default under the Indenture and the Outstanding Securities upon irrevocable deposit with the applicable Trustee(s), in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and each instalment of interest, if any, on the Outstanding Securities of the Issuer (“Covenant Defeasance”). In the event the Issuer exercises its Covenant Defeasance option, the obligations under the applicable Indenture (other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above) shall remain in full force and effect. Such trust may only be established if certain customary conditions precedent are satisfied, including, among other things, confirmation that Holders will not recognize gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance. (Article Thirteen of the BAM Indenture, Article Fourteen of the Existing BFI Indenture and the 2020 Indentures.)

Modification and Waiver
Modifications and amendments of an Indenture may be made by the Company, the Issuer (if other than the Company) and the applicable Trustee(s) with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series of Indenture Securities affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of interest on, any Outstanding Security, (b) reduce the principal amount of (or the premium), or interest on, any Outstanding Security, (c) reduce the amount of the principal of any Outstanding Security payable upon the acceleration of the maturity thereof, (d) change the place or currency of payment of principal of (or the premium), or interest on, any Outstanding Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Outstanding Security, (f) reduce the above-stated percentage of Outstanding Securities necessary to modify or amend the particular Indenture, (g) reduce the percentage of aggregate principal amount of Outstanding Securities necessary for waiver of compliance with certain provisions of the particular Indenture or for waiver of certain defaults, (h) modify any provisions of the particular Indenture relating to the modification and amendment of such Indenture or the waiver of past defaults or covenants, except as otherwise specified, (i) in the case of the New BFI Indenture, modify the provisions of the indenture relating to subordination in a manner that adversely affects the rights of Holders of Indenture Securities, or (j) following the mailing of any Offer to Purchase, modify any Offer to Purchase for such Outstanding Security required to be made pursuant to the terms of such Outstanding Security in a manner materially adverse to the Holders thereof. (Section 902 of the BAM Indenture and Section 10.2 of the Existing BFI Indenture and 2020 Indentures.) In the case of the US LLC Indenture, AUS Issuer Indenture and the UK Issuer Indenture, no such modification or waiver may, without consent of the Holder of each Outstanding Security affected thereby, (a) change the premium payable upon redemption thereof, or the dates or times fixed for redemption, or (b) release the Company from its Guarantee under the US LLC Indenture, AUS Issuer Indenture or UK Issuer Indenture, respectively.
Each Indenture provides that the Company or the Issuer (if other than the Company) may modify and amend such Indenture without the consent of any holder of Indenture Securities for any of the following purposes: (a) to evidence the succession of another person to the Issuer or the Company, as applicable, and the assumption by any such successor of the covenants of the Issuer or the Company, as applicable, under such Indenture and in the Indenture Securities; (b) in the case of the 2020 Indentures, to evidence the addition of a co-obligor or guarantor in respect of any or all series of the Indenture Securities under the 2020 Indentures, as may be permitted in accordance with the terms of such Indenture Securities; (c) to add to the covenants of the Finance Debt Issuer or the Company, as applicable, for the benefit of the holders of any series of Indenture Securities (and if such covenants are to be for the benefit of less than all series of Indenture Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power (but not, in the case of the US LLC Indenture, the AUS Issuer Indenture and UK Issuer Indenture, any obligation, except any obligation concomitant to such right or power) in such Indenture conferred upon the Finance Debt Issuer or the Company, as applicable; (d) to add any additional Events of Default for the benefit of the holders of all or any series of Indenture Securities (and if such additional Events of Default are to be for the benefit of less than all series of Indenture Securities, stating that such additional Events of Default are expressly being included solely for the benefit of such series); (e) to add to, change or eliminate any of the provisions of such Indenture in respect of one or more series of Indenture Securities, provided that any such addition, change or elimination (i) shall neither (A) apply to any Indenture Security of any series created prior to the execution of the applicable supplemental indenture and entitled to the benefit of such provision nor (B) modify the rights of the holder of any such Indenture Security with respect to such provision or (ii) shall become effective only when there is no such Indenture Security outstanding; (f) to secure the Indenture Securities pursuant to the requirements of any provision in such Indenture or any indenture supplemental thereto or otherwise; (g) to establish the form or terms of Indenture Securities of any series as permitted under the Indenture and, in the case of the Existing BFI Indenture and the 2020 Indentures, if required, to provide for the appointment of a co-trustee; (h) to evidence and provide for the acceptance of appointment under such Indenture by a successor trustee with respect to the Indenture Securities of one or more series and to add to or change any of the provisions in such Indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one trustee, pursuant to the requirements of such Indenture; (i) to add to or change any of the provisions of such Indenture to such extent as shall be necessary to permit or facilitate the issuance of Indenture Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Indenture Securities in uncertificated form; (j) in the case of the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indenture, to comply with any requirements of the Trust Indenture Legislation including without limitation in connection with qualifying, or maintaining the qualification of, the US LLC Indenture, the AUS Issuer Indenture or the UK Issuer Indenture, as applicable, under the Trust Indenture Act 1939; or (k) to cure any ambiguity, to correct or supplement any provision in such Indenture which may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising thereunder, provided that such action shall not adversely affect, in the case of the Existing BFI Indenture and the 2020 Indentures, in any material respect, the interests of the holders of Indentures Securities of any series. (Section 901 of the BAM Indenture and Section 10.1 of the Existing BFI Indenture and the 2020 Indentures.)
The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, on behalf of all Holders of Outstanding Securities of such series, may waive compliance by the Issuer with certain restrictive provisions of the particular Indenture. (Section 1009 of the BAM Indenture, Section 11.10 of the Existing BFI Indenture and the 2020 Indentures.) Subject to certain rights of the particular Trustee, as provided in the applicable Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Securities issued under such Indenture, on behalf of all holders of Outstanding Securities of such series, may waive any past default under such Indenture, except a default in the payment of principal, premium or interest or in respect of a covenant or provision of such Indenture which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513 of the BAM Indenture, Section 6.13 of the Existing BFI Indenture and the 2020 Indentures.)
Consent to Jurisdiction and Service under BAM Indenture
The BAM Indenture provides that the Company irrevocably appoints CT Corporation System, 1633 Broadway, New York, New York, 10019, as its agent for service of process in any suit, action or proceeding arising out of or relating to the BAM Indenture and the Indenture Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and submit to such jurisdiction.
Consent to Jurisdiction and Service under the Exiting BFI Indenture and the 2020 Indentures
The Existing BFI Indenture and the 2020 Indentures provide, or will provide, that the Finance Debt Issuers irrevocably appoint Brookfield Asset Management LLC, Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023, as their agent for service of process in any suit, action or proceeding arising out of or relating to the relevant Indenture and the Indenture Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and submit to such jurisdiction.
Enforceability of Judgments against the Company
Since a substantial portion of the Company’s assets are outside the United States, any judgment obtained in the United States against the Company, including any judgment with respect to the payment of interest and principal on the Indenture Securities, may not be collectible within the United States.
The Company has been informed by its Canadian counsel, Torys LLP (“Torys”), that a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, the City of New York, New York (a “New York Court”) that is subsisting and unsatisfied respecting the enforcement of any of the Indentures and the Indenture Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if: (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by the Company in the Indenture to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada); (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and (iv) the action to enforce such judgment is commenced within the applicable limitation period. The Company has been advised by Torys that a monetary judgment of a New York Court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in the Province of Ontario if the New York Court had a basis for jurisdiction in the matter that would be recognized by a court in Ontario for such purposes. There is no assurance that this will be the case. It is less certain that an action could be brought in the Province of Ontario in the first instance on the basis of liability predicated solely upon such laws.
Governing Law
The Indentures, Indenture Securities and the rights, powers, duties or responsibility of Computershare U.S. will be governed by the laws of the State of New York, except with respect to the rights, powers, duties or responsibility of the remaining Trustees (including Computershare Canada) which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. (Section 113 of the BAM Indenture and Section 1.13 of the Existing BFI Indenture and the 2020 Indentures.)
The Trustees
Computershare Canada is currently, or is expected to be, the BAM Trustee, the BFI Trustee, the BFI II Trustee and the Canadian trustee under the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indenture. Computershare U.S. is, or is expected to be, the U.S. trustee under the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indenture.
Certain Definitions
Set forth below is a summary of certain of the defined terms used in the Indentures. Reference is made to each Indenture for the full definition of each such term, as well as any other terms used herein for which no definition is provided. (Section 101 of the BAM Indenture and Section 1.1 of the Existing BFI Indenture and the 2020 Indentures, as applicable)
“affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control”, when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” having meanings correlative to the foregoing.
“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles and which has a term of at least 36 months. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.
“Capital Stock” of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests whether general or limited, of such Person, and, in the case of the Existing BFI Indenture and 2020 Indentures including units of such Person.
“Common Stock” of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.
“Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of such Person, determined on a consolidated basis in accordance with Canadian generally accepted accounting principles, plus, without duplication, Qualifying Subordinated Debt and Deferred Credits; provided that with respect to the BAM Indenture, adjustments following the date of the BAM Indenture to the accounting books and records of the Company in accordance with U.S. Accounting Principles Board Opinions Nos. 16 and 17 (or

successor opinions thereto), or comparable standards in Canada, or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect.
“Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) every obligation that could not be considered as interest in accordance with Canadian generally accepted accounting principles under Interest Rate or Currency Protection Agreements of such Person and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable for, directly or indirectly, as obligator, Guarantor or otherwise.
“Deferred Credits” means the deferred credits of the Company (or, in the case of the Existing BFI Indenture, any Person) and its Subsidiaries determined on a consolidated basis in accordance with Canadian generally accepted accounting principles.
“Government Obligation” means (x) any security which is (i) a direct obligation of the government which issued the currency, or a direct obligation of the Government of Canada issued in such currency, in which the Indenture Securities of a particular series are denominated for the payment of which its full faith and credit is pledged or (ii) obligations of a Person the payment of which is unconditionally guaranteed as its full faith and credit obligation by such government which, in the case of either subclause (i) or (ii) of this clause (x), is not callable or redeemable at the option of the issuer thereof and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act, or, in the case of the Existing BFI Indenture and the 2020 Indentures, as defined in the Bank Act (Canada)), as custodian with respect to any Government Obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.
“Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and “Guaranteed”, “Guaranteeing” and “Guarantor” shall have meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.
“Holder” means a Person in whose name a Security is registered in the applicable Security Register.
“Interest Rate or Currency Protection Agreement” of any Person means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements), and/or other types of interest hedging agreements, and any currency protection agreement (including foreign exchange contracts, currency swap agreements or other currency hedging arrangements).
“Qualifying Subordinated Debt” means Debt of the Company (i) which by its terms provides that the payment of principal of (and premium, if any) and interest on and all other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Company’s obligations in respect of the Indenture Securities to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for so long as there exists any default in the payment of principal (or premium, if any) or interest on the Indenture Securities or any other default that, with the passing of time or the giving of notice or both, would constitute an event of default with respect to the Indenture Securities and (ii) which expressly by its terms gives the Company the right to make payments of principal in respect of such Debt in Common Stock of the Company.
“Stated Maturity”, when used with respect to any Indenture Security or any instalment of principal thereof or interest thereon, means the date specified in such Indenture Security as the fixed date on which the principal of such Indenture Security or such instalment of principal or interest is due and payable.
“Trust Indenture Legislation” means, at any time, (i) the provisions of the Business Corporations Act (Ontario) and regulations thereunder as amended or re-enacted from time to time, (ii) the provisions of any other statute of Canada or any province thereof and any regulations thereunder and (iii) the U.S. Trust Indenture Act 1939 and regulations thereunder, but, in the case of (i) the BAM Indenture and the Existing BFI Indenture, only to the extent applicable under Rule 4d-9 under the U.S. Trust Indenture Act 1939 and (ii) the New BFI Indenture and the BFI II Indenture, only to the extend applicable to that indenture, in each case relating to trust indentures and to the rights, duties, and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures.

PLAN OF DISTRIBUTION
The Issuers may sell Securities to or through underwriters or dealers and also may sell Securities directly to purchasers or through agents.
The distribution of Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.
In connection with the sale of Securities, underwriters may receive compensation from the Issuers or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from the Issuers and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the Securities Act. Any such person that may be deemed to be an underwriter with respect to Securities of any series will be identified in the Prospectus Supplement relating to such series.
The Prospectus Supplement relating to each series of Securities will also set forth the terms of the offering of the Securities of such series, including, to the extent applicable, (i) the names of any underwriters or agents, (ii) the purchase price or prices of the offered Securities, (iii) the initial offering price, (iv) the proceeds to the applicable Issuer from the sale of the offered Securities, (v) the underwriting discounts and commissions and (vi) any discounts, commissions and concessions allowed or reallowed or paid by any underwriter to other dealers.
Under agreements which may be entered into by the Issuers, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Issuers against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Issuers or their subsidiaries in the ordinary course of business. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Issuers, the Issuers have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Issuers of expenses incurred or paid by a director, officer or controlling person of the Issuers in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Issuers will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Unless otherwise specified in a Prospectus Supplement, each series or class of Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series or class of Securities, the Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities of any series or as to the liquidity of the trading market for the Securities of any series.
In connection with any underwritten offering of Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
EXEMPTIVE RELIEF
Pursuant to a decision document dated October 18, 2011 issued by the applicable securities regulators, the Company was granted exemptive relief from certain of the restricted securities requirements in National Instrument 51-102 — Continuous Disclosure Obligations, NI 41-101 and Ontario Securities Commission Rule 56-501 — Restricted Shares (collectively, the “restricted security provisions”), including the requirements to refer to the Class A Shares and the Class B Shares using a prescribed restricted security term. The Class A Shares and Class B Shares may qualify as “restricted securities” under the restricted security provisions because the Company’s constating documents contain provisions that restrict the voting rights of such securities in any election of the board of directors of the Company. See “Description of the Class A Shares”.
LEGAL MATTERS
Unless otherwise specified in a Prospectus Supplement, certain matters of Canadian and United States law relating to the validity of the Securities will be passed upon for the Company by Torys in Toronto, Ontario, and New York, New York, with respect to English law, by Herbert Smith Freehills LLP (“HSF”) in London, England and with respect to Australian law, by King & Wood Mallesons (“KWM”) in Sydney, Australia. The partners and associates of Torys, as a group, the partners and associates of HSF, as a group, and the partners and associates of KWM, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.
EXPERTS
The financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 40-F and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario, M5H 0A9.
Deloitte LLP is independent with respect to the Company within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.
EXPENSES
The following are the estimated expenses of the offering of the Securities being registered under the Registration Statement, all of which has been or will be paid by us.
SEC registration fee		$454,300
Exchange listing fees		*
Blue sky fees and expenses		*
Trustee & transfer agent fees		*
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*
Total	$	*

*
The applicable Prospectus Supplement will set forth the estimated aggregate amount of expenses payable in respect of any offering of Securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the Commission as part of the Registration Statement: (1) for purposes of Form F-10: the documents referred to under “Documents Incorporated by Reference”; the consent of Deloitte LLP; the consent of Torys LLP; powers of attorney; the BAM, BFI, and the US LLC Issuer indenture; the form of BFI subordinated indenture; and the forms of BFI II, the AUS Issuer and UK Issuer indentures; and (2) for purposes of Form F-3: the underwriting agreement(s) in respect of offerings hereunder; the US LLC Issuer indenture and forms of the AUS Issuer and UK Issuer indentures;

the certificate of formation and limited liability company agreement of the US Pref Issuer; other forms of debt instruments of the US LLC Issuer, the AUS Issuer and the UK Issuer; the consent of Deloitte LLP; the opinions and consent of Torys LLP, Herbert Smith Freehills LLP and King & Woods Mallesons; powers of attorney; and the Statements of Eligibility of Computershare Trust Company, N.A., as U.S. trustee, on Forms T-1.

BROOKFIELD FINANCE INC.
US$      3.900% Notes due January 25, 2028
US$    % Notes due      , 2052
PRELIMINARY PROSPECTUS SUPPLEMENT
February      , 2022
Joint Book-Running Managers
Citigroup	SMBC Nikko